UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 1, 2025
Commission File Number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F ☐

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-278551) of ArcelorMittal and the Prospectuses incorporated therein. This report on Form 6-K contains the Company's interim management report for the half-year ended June 30, 2025 (starting on page 3), including its interim condensed consolidated financial statements for the six months ended June 30, 2025 (starting on page 30).

Interim Management Report	3
Company overview

Company overview
ArcelorMittal including its subsidiaries ("ArcelorMittal" or the "Company") is one of the world's leading integrated steel and mining companies, with steel-making operations in 15 countries on four continents. ArcelorMittal had sales of $30.7 billion, steel shipments of 27.4 million tonnes, crude steel production of 29.2 million tonnes and iron ore production of 23.6 million tonnes (Mining segment iron ore production of 16.7 million tonnes) for the six months ended June 30, 2025, as compared to sales of $32.5 billion, steel shipments of 27.3 million tonnes, crude steel production of 29.1 million tonnes and iron ore production of 19.7 million tonnes (Mining segment iron ore production of 12.4 million tonnes) for the six months ended June 30, 2024.
ArcelorMittal's steel-making operations include 37 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in Europe and among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AMNS India. ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 129 countries, including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 9 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland). ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets and sinter feed.
This report includes net debt, gearing and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt, gearing and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for 2025 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and related notes appearing in the Company's Annual Report for the year ended December 31, 2024 and the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 included in this report.
Corporate and other information
ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered with the Luxembourg Register of Commerce and Companies (Registre du Commerce et des Sociétés) under number B 82.454.
Investors who have any questions or document requests may contact: investor.relations@arcelormittal.com.
The mailing address and telephone number of ArcelorMittal’s registered office are:
ArcelorMittal,
24-26 boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg,
Telephone: +352 4792-1

4	Interim Management Report
Business overview

Key factors affecting results of operations
Please refer to the "Operating and financial review" section of the Company’s 2024 Annual Report for a description of the key factors affecting the Company’s results of operations. The purpose of this section is to provide an update for the period between December 31, 2024 and June 30, 2025.
During the first half of 2025, U.S. tariff policy uncertainty impacted the global economy and steel market. Since January 2025, there have been frequent changes in the timing and extent of the announced U.S. "reciprocal" tariffs against its major trade partners, particularly during the second quarter of 2025, including Canada, Mexico, the European Union ("EU"), and Asia Pacific especially China. In addition to "reciprocal" tariffs, product-based tariffs such as 50% on steel and aluminum and 25% on automotive and parts, added another layer of complication. Elevated uncertainty added downside risk to steel demand due to its negative impact on business investment as businesses were pushed into ‘wait-and-see’ mode and have postponed capital expenditures.
The European market significantly impacts the Company's prospects and economic growth in that market has stagnated over the past 18 months. In addition, the lagged impact of the prior elevated interest rates hikes through 2023 in developed markets, most notably in the United States (the "U.S.") and the EU, has kept underlying growth at weaker levels in manufacturing and real estate that drive steel demand, particularly in interest rate sensitive sectors such as automotive and construction.
As a result, during the first half of 2025, steel demand remained weak. The high degree of uncertainty caused by U.S. trade policy, in addition to the 25% U.S. tariffs on European auto exports, negatively impacted real demand. Lackluster real steel demand, coupled with the high degree of uncertainty, is anticipated to continue throughout 2025, resulting in limited restocking and additional weight on apparent steel demand. While interest rates in the EU have been cut and were much lower than in the U.S. at the end of the first half of 2025, the positive impact of lower interest rates on steel demand is only expected to be seen at the end of 2025 and into 2026 (i.e., a lag of 6 to 9 months). In the U.S., while the impact of tariffs was limited in the first half of 2025 due to front-loading activity and re-routing, the impact is expected to intensify in the second half of 2025. Real demand is likely to weaken due to inflationary pressure of higher import prices, which may keep interest rates at the current elevated levels of 4.25%-4.5% for much of the second half of 2025. Coupled with policy uncertainty dampening inventory restocking, apparent steel demand in the U.S. is expected to be weaker than previously anticipated.
While apparent steel demand in both the U.S. and EU markets remained weak in the first half of 2025 due to lackluster real demand and uncertainty impacting inventory restocking, prices and spreads have improved due to trade protection, especially in the U.S. with reintroduction of 25% tariffs on steels, which were later raised to 50% in May 2025. In the EU, the expectation of safeguard tightening (leading to lower imports) and the German infrastructure stimulus also supported European prices.
Demand in Brazil rebounded during 2024, to well above pre-pandemic levels. Inflation accelerated, driven by resilient domestic demand and by looser fiscal policy. During the first half of 2025, inflation exceeded 5% – above the central’s target range – leading to a sharp increase in interest rates from 11.25% in November 2024, to 15% by end-June. Meanwhile, real steel demand started to stagnate and is likely to be negatively impacted by high interest rates. Another important market for the Company is India, where steel demand has grown strongly by more than 10% in each of 2023 and 2024. During the first half of 2025, steel demand growth was supported by continued strength in construction activity, particularly in infrastructure. While steel demand growth is expected to slow in the second half of 2025 due to a more stringent fiscal deficit target (4.4% of GDP in 2025 compared to 4.8% in 2024), constraining government spending on infrastructure projects, full-year growth is expected to remain robust. In the medium-term, India is expected to continue to show healthy growth in steel demand, given strong domestic factors such as population growth.
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. In the first half of 2025, Chinese steel demand remained weak, reflecting persistent weakness in the real estate sector, offset in part by infrastructure spending and resilient manufacturing sectors despite higher U.S. tariffs due to front-loading and export re-routing. As production remained steady, net Chinese finished flat exports remained high, averaging approximately 6.3 million tonnes per month during the first half of 2025. While this was higher compared to the first half of 2024 when net flat exports averaged 6.1 million tonnes, it is less than the 6.6 million tonnes peak during second half of 2024. The short-term outlook for China remains largely dependent upon the timing and scale of any cyclical rebound in the real estate market, the negative impact of increased U.S. tariffs and the amount of government stimulus. While it is expected that government stimulus will be reactive against the negative impact of U.S. tariffs in order to support GDP growth in 2025, Chinese overcapacity and high exports are expected to weigh across most industries. Moreover, the Company continues to expect Chinese steel demand to decline in the medium-term, as infrastructure spending has been front-loaded and real estate demand is expected to weaken structurally due to lower levels of rural-urban migration. If the expected decline

Interim Management Report	5
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in demand does not coincide with renewed capacity closures, this could lead to steel exports from China remaining at or above current peak levels and have a negative impact on global steel prices and spreads.
As described in the Company’s 2024 Annual Report, the Company’s results are affected by the various factors impacting the prices as which steel is sold (spot, short-term and long-term contract prices and raw material prices (including iron ore and coal) as well as pricing lags and resulting price-cost effects (which may be positive or negative (e.g., "price-cost squeeze").

The Company’s operating profitability is particularly sensitive to fluctuations in raw material prices. Volatility on steel margins aside, the results of the Company’s Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time. See "Iron ore — Raw materials" below for information about market reference prices in the period.
Economic environment
Over the last several years, the global economy has undergone several negative shocks, starting from the COVID-19 disruption in 2020-21, followed by subsequent high inflation, exacerbated by the Russian invasion of Ukraine in 2022, and to curb inflation, a sharp rise in interest rates through 2023, particularly in developed economies. In 2024, the global economy started to stabilize, with GDP growth holding steady at 2.8% as disinflation continued, allowing major central banks to start cutting interest rates from elevated levels. During the first half of 2025, the global economy faced another substantial headwind with increased trade tension and a heightened degree of uncertainty. These factors were especially acute during the second quarter of 2025, as U.S. trade policy turned to more protectionist with the average effective tariff rate raised to a very high level by the current administration. Increased global trade barriers, in addition to high volatility from changing policy announcements, providing significant headwinds to investment as businesses were in a ‘wait-and-see’ mode and delayed capital expenditures, negatively impacting economic growth.
In the U.S., despite elevated tariff levels and heightened uncertainty, there was limited direct impact of tariffs on inflation, as headline inflation rose to 2.7% in June 2025, from 2.4% in March 2025 before tariffs were raised significantly in the second quarter of 2025. This was largely due to the front-loading of imports in the first quarter of 2025 ahead of April’s tariff hike. In addition, activities were also likely supported by trade re-routing, as while imports from China fell significantly in the second quarter, imports from elsewhere, most notably ASEAN, rose similarly to the trend seen after tariffs were imposed on China in 2018. While there is a limited direct impact, high degree of uncertainty negatively impacting investment by forcing businesses into "wait-and-see" mode until there is more clarity to deploy capitals. While the U.S. Federal Reserve cut interest rates through 2024 as inflation, which peaked at 8% in 2022, fell to below 3% in 2024, growing inflationary concerns led the central bank to be more cautious, and interest rates were kept at elevated levels (currently 4.25 – 4.5%) during the first half of 2025. Delayed investment, prolonged elevated interest rates and increased costs weighed on construction activity, with construction spending declining by 1.6% year-on-year for the period of January to May 2025. Overall, GDP growth during the first half of 2025 was estimated at around 1.9%, slowing from 2024’s growth of 2.8%.
In the EU, economic activity stagnated at low levels due to the lagged impact of high interest rates, in addition to persistent weakness in industrial sectors. This meant GDP only increased by 1% year-on-year in 2024. Despite limited direct impact of the U.S. tariffs on the EU economy, in the first half of 2025, economic activity remained at weak levels with GDP growth estimated at 1.5% year-on-year due to the high degree of uncertainty impacting business investments, in addition to EU export-oriented manufacturing sectors. As a result, industrial activity remained at weak levels as manufacturing outputs broadly stagnated while construction outputs improved slightly, by 0.5% year-on-year for the period of January to April 2025. Weaker growth led to inflation moderation since 2024, with the Eurozone headline Consumer Price Index ("CPI") normalized to 2% in the second quarter of 2025. The European Central Bank ("ECB") has been lowering interest rates since June 2024, with main re-financing rates down to 2.15% by the end of the first half of 2025, from a peak of 4.5% in early 2024. The lagged positive impact of lower interest rates, in addition to substantially higher German fiscal spending, planned between 2025-2029, is expected to continue to support growth in the absence of significant tariff shocks.
Since the real estate downturn in 2022, economic growth in China has been driven by export-oriented manufacturing sectors and infrastructure, offsetting domestic weakness in the real estate sector. During the first half of 2025, despite higher U.S. tariffs, front-loading and export re-routing meant the negative tariff impact on Chinese exports and its manufacturing sectors was delayed. Meanwhile, domestic weakness in the real estate sector persists, as property prices stagnated at low levels while real estate investment continued to fall. There has been very limited growth in housing sales, and as a result real estate starts remained tepid. In March 2025, Chinese authorities announced substantial fiscal support, mainly by boosting infrastructure investment, with a smaller share targeting household

6	Interim Management Report
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consumption through government subsidies and some increases in social spending. More recently, authorities announced further monetary policy easing and financial measures to support several sectors of the economy. Resilient exports, along with some domestic policy supports offsetting real estate weakness, led to GDP growth by 5.2% year-on-year during the first half of 2025.
In Brazil, following 3% GDP growth in 2024, in the first quarter of 2025, GDP grew by 3.8% year-on-year, largely driven by a strong recovery in the agricultural sector, offsetting a contraction in industrial activity and nearly stagnant service sector growth. Inflation exceeded 5% in the first half of the year – above the central’s target range – leading to a sharp increase in interest rates from 11.25% in November 2024, to 15% by the end of June 2025. While GDP growth in the first half is estimated at 3.3%, supported by a strong first quarter, elevated interest rates are likely to weigh on economic activity and GDP growth during the remainder of 2025 and into 2026.
In India, after GDP growth of 6.7% in 2024, GDP growth in the first quarter of 2025 was robust at 7.4% year-on-year, supported by strong growth in the construction sector, reflecting a public investment push in infrastructure projects, in addition to steady growth in the service sector. With inflation cooling during the first half of 2025 to 3.2%, well within 2%-6% target range, the Reserve Bank of India started to cut interest rates from 6.75% in February 2025 to 5.75% in June 2025. Overall, GDP growth in the first half of 2025 was estimated at 7%. While a more stringent fiscal deficit target of 4.4% (4.8% FY 2024-25) will constrain some public investment, a strong domestic market in addition to lower interest rates is expected to support growth.
After growing by 2.5% in 2024, largely driven by 5.6% growth in China as developing ex-China manufacturing outputs stagnated, growth in global manufacturing outputs picked up at approximately 4.3% in the first half of 2025, reflecting some supports from front-loading of activity prior to tariffs. Growth was supported by resilient growth in China despite US tariffs, in addition to a moderate uptick in ex-China growth. Indeed, manufacturing output in China grew by approximately 6.4% year-on-year during the first half, reflecting a resilience in exports. In developing ex-China, after stagnating in 2024, manufacturing output began to gradually pick-up by approximately 2.5% year-on-year in the first half of 2025. During the first half of 2025, while growth in developing ex-China remained robust at approximately 3%, outputs in developed markets grew by approximately 2% after contraction in 2024. However, this was likely due to front-loading of import orders, supporting export-oriented manufacturing countries, including in the EU27 (approximately 1.5% year-on-year) and Developed Asia (approximately 4% year-on-year). Meanwhile, year-on-year growth in developing ex-China was supported by robust growth in India (3.7%) and resilient growth in ASEAN (approximately 2%) and South America (approximately 2%).
During the first half of 2025, apparent steel consumption ("ASC") in China remained weak, as weakness in domestic real estate sector persisted, with stagnated starts and little support from sales improvement, which meant steel demand in real estate continued to contract. The main offset to real estate weakness was infrastructure, and to a lesser extent, machinery and automotive due to support from resilient exports. In ex-China, while there was some gradual improvement in real demand, still-elevated level of Chinese exports led to some inventory rebuild, especially in many developing markets, supporting ASC during the first half of 2025. For example, in Brazil, while ASC in the first half of 2025 was robust at 10% year-on-year, imports increased by more than 30% compared to 2024 levels. In developed markets, the broad decline in interest rates which started in 2024 provided support to the construction sector relative to manufacturing sectors which are more exposed to trade frictions (in particular automotive). As a result, while there was limited ASC growth in EU27, long products were better than flat products. Similarly, in the U.S., ASC was largely stable year-on-year, as a decline in flat products was offset by growth in long products mainly pipes and tubes.
Source: GDP and industrial production data and estimates sourced from Oxford Economics July 22, 2025. Industrial production data to April/May, with estimate for June. ASC data for U.S. from AISI to May 2025, estimates for June 2025. ASC data for Brazil from Brazilian Steel Institute to June 2025. ASC data for EU27 from Eurofer to March 2025, estimates for the second quarter of 2025. All estimates are internal ArcelorMittal estimates. Developed Markets includes EU27 + UK, Norway, Switzerland, Canada, U.S., Developed Asia (Japan, S. Korea and Taiwan), Australia and New Zealand. Developing ex China is the remaining countries outside Developed Markets and China.
Steel production
During the first half of 2025, world steel production continued to decline (-1.9% year-on-year), driven by lower production in both ex-China and in China.
In developed markets, in the first half of 2025, steel production was down compared to the relatively stronger first half of 2024, with average steel production more broadly similar to the second half of 2024. Weaker year-on-year production in developed markets was mainly driven by lower production in Developed Asia, reflecting a combination of factors, including weak domestic steel demand, particularly in the construction sector in both Japan and South Korea, as well as high exports from China. In Europe, production is usually seasonally weak in the second half of the year due to weak August and December. Therefore, despite production during the first half of 2025, average 10.9 million tonnes, being higher than the second half of 2024 (10.4 million tonnes), it was still down by approximately 3% year-on-year relative to first half of 2024 (average production was 11.2 million tonnes). In the U.S., steel production was more stable, similar to the first half of 2024.

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In contrast to developed markets, steel production in developing ex-China was stable year-on-year during the first half of 2025. This was mainly driven by strong production in India. Production also increased year-on-year in ASEAN. However, this was offset by weaker production elsewhere, with lower year-on-year production in the first half of 2025, such as CIS, the Middle East and Turkey.
Source: Global steel production data above is for 61 countries for which monthly crude steel production data is published by the World Steel Association, which accounts for 97% of world production. Production data is available until June 2025. 61 countries include: Austria, Belgium, Finland, France, Germany, Greece, Italy, Luxembourg, Netherlands, Spain, Sweden, United Kingdom, Turkey, Norway, Canada, Mexico, United States, Argentina, Brazil, Chile, Colombia, Ecuador, Peru, Venezuela, Egypt, South Africa, Libya, Kazakhstan, Russia, Ukraine, Iran, Saudi Arabia, United Arab Emirates, Japan, South Korea, Taiwan, China, India, Pakistan, Thailand, Vietnam, Australia and New Zealand.
Steel prices
In relation to flat products, after a downward trend throughout 2024, European hot rolled coil ("HRC") prices (both Northern and Southern) and U.S. domestic Midwest HRC prices showed a positive trend in the first two quarters of 2025. Meanwhile, Chinese HRC prices (excluding VAT) continued their downward trajectory. Regarding long products, European medium sections and rebar prices also increased during the first half of 2025, while Turkish rebar prices followed an opposite trend during the same period.
Movements in steel prices during the first half of 2025 were primarily driven by regional supply-demand imbalances and policy interventions. In the U.S., the newly announced 25% import tariff on all steel products in February created domestic supply tightness and drove prices up, with ripple effects on global markets. In Europe, expectations of stricter safeguard quotas, elevated production costs (especially energy and carbon), and controlled supply pushed prices higher despite subdued end-user demand. Meanwhile, Chinese steel prices continued to decline due to persistent oversupply and weak domestic consumption, compounded by limited export outlets due to global trade measures.

Flat products
Source: S&P Global Commodity Insights (Platts)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2024	€719	€706	$1,041	$492
Q2 2024	€633	€625	$858	$475
Q3 2024	€598	€597	$751	$416
Q4 2024	€556	€551	$774	$434

Q1 2025	€601	€596	$899	$420
Q2 2025	€625	€604	$981	$400

Long products
Source: S&P Global Commodity Insights (Platts)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2024	€772	€633	$602
Q2 2024	€753	€610	$582
Q3 2024	€768	€615	$576
Q4 2024	€770	€595	$580

Q1 2025	€793	€602	$562
Q2 2025	€789	€622	$548
Raw materials
Iron ore
In the first half of 2025, seaborne iron ore prices experienced moderate volatility, averaging $103.45/t in the first quarter of 2025 before declining to $97.18/t in the second quarter of 2025. The initial price strength was supported by improved fundamentals, including pre-Chinese New Year restocking, a post-holiday production rebound, and supply disruptions from Australian cyclones. Positive sentiment was further driven by China’s strong GDP growth in the fourth quarter of 2024 and stimulus measures from the "Two Sessions" (China's annual top legislative and political advisory meetings). However, gains were limited by escalating trade tensions, such as the U.S. 20% "Fentanyl" tariff and anti-dumping actions from Vietnam and South Korea, alongside market concerns over a rumored 50 million tonne steel output cut. In the second quarter of 2025, prices came under pressure due to President Trump’s "Liberation Day" tariffs of up to 145% on Chinese goods and Beijing’s retaliatory measures, while iron ore exports from Australia and Brazil surged to compensate for the first quarter

8	Interim Management Report
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shortfalls. Despite these headwinds, prices found some support from steady hot metal output, Chinese Central Bank monetary easing, and a temporary U.S.- China tariff truce.
Coking coal
In the first half of 2025, coking coal prices remained subdued, averaging $186.56/t in the first quarter of 2025 and edging up slightly to $186.76/t in the second quarter of 2025. The decline of $17.40/t in the first quarter of 2025 from the fourth quarter of 2024 was driven by weak global demand and oversupply, despite weather-related disruptions in Australia and force majeure events in the U.S. and Poland. Chinese buyers largely stayed out of the seaborne market due to high domestic inventories and low-priced domestic supply, while Indian demand remained soft despite a six-month restriction on low ash met coke imports. Market sentiment was further dampened by global trade tensions, uncertainty over U.S. shipping fee reforms, and potential Chinese coal tariffs. In the second quarter of 2025, prices saw a modest rise in April and May due to supply disruptions at major Australian mines (Moranbah North, Appin, Oaky Creek) and strong Indian buying ahead of the monsoon, with 7.3 million tonnes per annum of Premium Mid Volatile high-grade coal capacity offline by May 2025. However, prices fell again in June as oversupply met weakening demand, with Indian buyers showing increased price sensitivity and Chinese mills reselling cargoes. Seasonal steel output cuts added further downward pressure, and despite ongoing supply constraints, interest in premium coking coal faded.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2024	$123.58	$308.76
Q2 2024	$111.80	$243.83
Q3 2024	$99.75	$211.44
Q4 2024	$103.40	$203.96

Q1 2025	$103.45	$186.56
Q2 2025	$97.18	$186.76
Scrap
The Company refers to the German suppliers’ index ("BDSV") Delivered at Place ("DAP") as its market reference.
The average index price for the first half of 2025 was €332/t as compared to €374/t in the first half of 2024. The average index price for full 2024 was €359/t.
Turkey remains the main scrap buying country in the international market.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2025 at $336/t and reached the six-month high of $371/t in March 2025, averaging at $346/t for the first half of 2025. Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2024 at $414/t and reached the yearly low of $341/t in December 2024, averaging at $377/t for full 2024.
In the first half of 2025, average prices for European domestic scrap price of grade E3 were $363/t, $17/t higher than the export price of HMS 1&2 CFR Turkey North Europe origin during same period. In 2024, the average price for European domestic scrap price of grade E3 was $389/t.
In the domestic U.S. market, No. 1 busheling delivered Midwest index in the first half of 2025 was $466/t, $9/t higher as compared to the first half of 2024 at $457/t. On the export market, HMS export FOB New York average prices for the first half of 2025 were at $323/t, a decrease of $37/t as compared to the first half of 2024.
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is the price of manganese ore, which averaged $4.64 per dry metric ton unit ("/dmtu") (for 44% lump ore) on Cost, Insurance and Freight ("CIF") China for the first half of 2025 as compared to an average of $5.38 /dmtu for the first half of 2024.

The average price of high carbon ferro manganese in the first half of 2025 was $1,224/t, lower compared to $1,248/t in the first half of 2024. The average price of silicon manganese in the first half of 2025 was $1,283/t, lower compared to $1,319/t in the first half of 2024. The average price of medium carbon ferro manganese in the first half of 2025 was $1,816/t, higher compared to $1,694/t during the first half of 2024.
Base metals
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2025 was $2,739/t, representing a 3.7% increase compared to the average price in the first half of 2024 of $2,641/t.
The average price of tin in the first half of 2025 was $32,116/t, representing a 9.5% increase compared to the first half 2024 average of $29,340/t.
The average price of Primary Aluminum (LME Cash Settlement) in the first half of 2025 was $2,539/t, representing a 7.6%

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increase as compared to the average price in the first half of 2024 of $2,360/t.
The average price of nickel in the first half of 2025 was $15,371/t, representing a 12.1% decrease compared to the first half of 2024 average of $17,495/t.
Energy market and CO2
Solid fuels, electricity and natural gas are some of the primary energy inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these energy types with respect to its purchases in the spot market and under its long-term supply contracts.
Oil
Brent crude oil price averaged $70.84 per barrel ("/bbl") in the first half of 2025, a $12.55/bbl decrease as compared to $83.39/bbl in the first half of 2024. Brent crude oil price volatility over the 2024–2025 period has been exacerbated by a number of geopolitical and macroeconomic factors including: U.S. trade tariffs, the war in Ukraine, conflicts in the Middle East, production decisions by the Organization of Petroleum Exporting Countries ("OPEC") and other countries, embargoes on Russian oil, monetary policy (including by the U.S. Federal Reserve), economic growth or weakness, and general perception over the economic outlook.
CO2
The average price for one tonne of CO2 emitted in the first half of 2025 increased by 10.5% as compared to the first half of 2024 and reached €72.6 per ton of carbon dioxide equivalent ("/tCO2e").
Variations in the price per ton of CO2 equivalent is driven by a number of factors, including compliance buying, temperatures, and natural gas prices and storage levels (impacting level of power generation from coal power plants).
Because the integrated steel process leads to substantial CO2 emissions, costs related to European Union Allowances ("EUAs") and the fluctuations in EUA prices can significantly affect the Company’s costs of production. The Company recognized a CO2 emission obligation provision of $717 million at June 30, 2025 with respect to its shortfall. See note 11 to the interim condensed consolidated financial statements. The Company also uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances from time to time. See note 10 to the interim condensed consolidated financial statements for further information.

Commodities
Source: Thomson Reuters	Brent crude oil spot average price $ per barrel	European Union allowance spot average price € per ton of CO2 e
Q1 2024	81.76	61.67
Q2 2024	85.03	69.65
Q3 2024	78.71	68.36
Q4 2024	74.01	66.38

Q1 2025	74.98	75.17
Q2 2025	66.71	69.95
Natural gas
The price of the natural gas at Title Transfer Facility ("TTF spot price") averaged €46.9/MWh in the first quarter of 2025, amid cold forecasts, low wind output, and hedge fund activity. In the second quarter of 2025, prices declined to an average of €35.7/MWh. The TTF spot price during the second quarter was mainly impacted by U.S. tariffs, conflicts in the Middle East, and Norwegian and EU confirmation of full Russian gas phase-out by 2027. The TTF spot price averaged €41.1/MWh in the first half of 2025.
In the U.S., Henry Hub ("HH", the main gas hub in Louisiana) prices averaged $3.9 per million British thermal units ("/MMBtu") in the first quarter of 2025 amid tight inventories and strong LNG feedgas demand from new liquefaction projects. Prices briefly dipped to just above $3.0/MMBtu in February due to warmer forecasts and strong gas output, but rebounded as inventories remained tight. In the second quarter of 2025, HH prices averaged $3.5/MMBtu. HH prices during the second quarter were mainly impacted by market volatility due to U.S. tariffs, recession fears, and weak Asian demand. The HH prices averaged $3.7/MMBtu in the first half of 2025.
In the first quarter of 2025, Japan Korea Marker ("JKM", the benchmark for LNG cargoes in Northeast Asia) prices, averaged $14.0/MMBtu, up slightly from the previous quarter. The increase was driven by colder-than-expected weather, reduced Australian LNG output, and stronger European competition for cargoes. In the second quarter of 2025, prices dropped to an average of $12.4/MMBtu due to weak Asian demand and new U.S. tariffs, especially those targeting China. Overall, JKM prices averaged $13.2/MMBtu in the first half of 2025, shaped by weather, geopolitical tensions, and shifting regional demand.

10	Interim Management Report
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The following table shows quarterly average spot prices of natural gas:

Natural gas
Source:	EEX PEGAS	Thomson Reuters	Thomson Reuters
	TTF Spot average price € per MWh	Henry Hub Spot average price $ per MMBtu	JKM Spot average price $ per MMBtu
Q1 2024	27.50	2.10	9.42
Q2 2024	31.82	2.32	11.10
Q3 2024	35.65	2.23	13.00
Q4 2024	43.30	2.98	13.91

Q1 2025	46.87	3.87	14.01
Q2 2025	35.66	3.51	12.36
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (e.g., energy mix of the respective country, power generation from renewables such as nuclear, country specific energy policies), as well as temperatures and natural gas prices (positively correlated). Similar to historical trends, in the first half of 2025 power prices were greatly affected by natural gas and CO2 prices, and the marginal cost of power generation from gas power plants became the key indicator for electricity prices.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for 2024 and the first half of 2025:

Electricity
Source: Thomson Reuters	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh
Q1 2024	67.67	62.94	67.20
Q2 2024	71.76	29.83	54.09
Q3 2024	75.99	51.14	62.20
Q4 2024	102.65	86.77	97.23

Q1 2025	111.89	99.84	110.01
Q2 2025	69.73	33.95	66.53
Ocean freight
Dry bulk markets have been softer in the first half of 2025, with average sector earnings down by about 30%, due to weaker demand for major commodities such as coal and iron ore. The overall outlook points to a weaker year as compared to 2024, with fleet growth projected to be high, while dry bulk trade is expected to decline, creating a fundamental imbalance. Although earlier supply chain disruptions at the Panama Canal have eased, persisting issues at the Suez Canal have kept pressure on the market. Sentiment also continues to be weighed down by persistent uncertainty around global tariff changes and ongoing geopolitical tensions, leading to a cautious view for the remainder of 2025.
U.S. government policy continues to draw attention, though so far the direct effect of tariffs and counter-tariffs on dry bulk trade seems limited. In contrast, demand trends in China are likely to play a much bigger role in shaping dry bulk market dynamics this year. That said, tariffs could still have broader indirect consequences by adding uncertainty to the long-term global economic outlook.
Seaborne dry bulk trade has been softer this year, especially from China, where high stockpiles, excess steel production capacity and lower thermal energy demand have slowed imports. Europe and other parts of Asia have also seen reduced volumes due to weak steel demand and growing reliance on renewable energy. Overall seaborne dry bulk trade is expected to decline by around 1% in 2025 compared to 2024, though tonne-mile demand may hold up better with a smaller decline of around 0.4%, helped by steady long-haul flows to China of Guinean bauxite, Brazilian iron ore and South American grains. On the vessel supply side, strong delivery volumes in the sub-Cape segments and low scrapping activity are driving up fleet growth. However, longer sailing distances and slower vessel speeds are helping to maintain high utilization and fleet efficiency, which is partly offsetting the impact of increased supply.
The Baltic Dry Index ("BDI") average for the first half of 2025 was 1,293 points compared to 1,836 points in the first half of 2024. Capesize average timecharter rates for the first half of 2025 have decreased 33% year-on-year, averaging at $15,839/day, as compared to $23,475/day for the same period in 2024. The average rates for full year 2024 were $22,540/day. The Panamax market has also been weak, with timecharter rates averaging $10,720/day in the first half of 2025, a year-on-year 33% decrease as compared to $15,914/day in the first half of 2024. Average rates in 2024 were $14,099/day.
Projected fleet growth across all segments for 2025 is around 3.1% year-on-year. Bulk carrier operating speeds are down around 1% year-on-year so far in 2025, and vessel rerouting via Cape of Good Hope continues to persist with Suez canal transits down by 15% year-on-year in the first half of 2025, which is contributing to an increase in overall vessel efficiency and to longer transit distances (contributing to higher tonne-mile demand).

Interim Management Report	11
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Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. During the first half of 2025, the Company was mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Indian rupee, South African rand, Mexican peso, Polish zloty, Argentinian peso and Ukrainian hryvnia against the U.S. dollar resulting from its payables, receivables, or other foreign operations denominated in such currencies. See also note 10 to the interim condensed consolidated financial statements.
Trade and import competition
Europe
During the first half of 2025, while there was little growth in ASC, imports were relatively stable around second half of 2024 levels, and estimated to be approximately 5% lower year-on-year. As a result, import penetration decreased slightly to 19% (from 20% in 2024).
Source: Eurostat imports to March 2025, internal company estimate for the second quarter of 2025. ASC data from Eurofer to March 2025, internal company estimates for the second quarter of 2025.
United States
During the first half of 2025, with the 25% tariff on steel products starting in March 2025 and increasing to 50% effective from June 2025, imports fell sharply, by approximately 11%. Coupled with broadly stable ASC, import penetration fell to approximately 20% during the first half of 2025.
Source: American Iron and Steel Association total/regional imports data and ASC data to May 2025, internal Company estimate for June 2025.
China
During the first half of 2025, due to persistent weak domestic demand, Chinese steel producers continued to maintain exports at high levels, with finished steel exports rising by 8% year-on-year, averaging 9.7 million tonnes per month. Overall, in the first half of 2025, Chinese finished steel exports rose to an annual rate of approximately 117 million tonnes.
While most Chinese exports are delivered to regions which are not core to the Company’s business due to the protection of trade measures, Chinese exports still negatively impact the Company both directly and indirectly. See "Business overview—Government regulations—Foreign trade" and "Introduction—Risk Factors and Control—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets" in the 2024 Annual Report.
Source: China NBS trade data until June 2025. Trade flows by destination to May, internal company estimate for June 2025.
Operating results for the six months ended June 30, 2025 as compared to six months ended June 30, 2024
The following discussion and analysis should be read in conjunction with ArcelorMittal's interim condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in six segments: North America, Brazil, Europe, India and JVs, Sustainable Solutions and Mining.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency ("LTIF", referring to "lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors") rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash provided by operating activities.
Health and safety
The Company is in the first year of a three-year transformation program to implement the recommendations of the nine-month Group-wide safety audit undertaken by dss+ in 2024. The recommendations subsequently informed bespoke unit-level action plans designed to transform ArcelorMittal into a zero fatality and serious injury business. In 2025, the Company is focused on setting the foundations for change across the whole Group. During years two and three, these changes will be embedded to ensure consistency, discipline and results in every region supporting the Company to reach and remain at world-class levels of safety performance.
Key areas of progress in 2025 included:
•Operational risk exposure (recommendation 1): To strengthen the identification and understanding of operational risk exposure, the Company has provided clear guidance for sites including on hazard identification, risk assessment and control, amongst other areas. These requirements bring together best practices from the organization and outline how to manage risk in a consistent way. In addition, approximately 890 Self-assessment fatality prevention standard audits ("Self-assessments") were carried out by operational units since January 2025. These steps are supporting the Company in building a more consistent, preventative and risk-informed culture across the Group.
•Assurance model (recommendation 2): The assurance model has been strengthened, with three lines of audits

12	Interim Management Report
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to be conducted across all business units, to provide more comprehensive oversight starting in the first quarter of 2025. The audit findings will be shared with the Audit and Risk Committee. During the first half of 2025, over 20 sites completed second-line audit allowing the third-line audits to commence. All industrial sites are scheduled for second-line audits within the next two years.
•Culture (recommendation 3): Enhanced safety leadership training was rolled out to senior management, providing a strong foundation for the Company to strengthen "one safety culture" across the Group. The year long program has been launched for more than 80 senior leaders (including 100% targeted vice presidents).
•Contractors (recommendation 4): Contractors are being fully embedded into ArcelorMittal's safety management processes. As such, the Company has been rolling out the Life Saving Golden Rules Certification to contractors and has a tighter contractor sanction policy. In addition, the Company is strengthening its Contractor Safety Management Standard designed to ensure a shared understanding of responsibilities and consistent application of best practices.
•Process safety management (recommendation 5): The new Process Safety Management Framework ("PSM") has been launched. A range of different assets are included under PSM, such as a coke plant, DRI Module, sinter plant and steel plant in a range of geographies. The aim of these pilots is to implement best-in-class PSM with the support of an external consultant which will be shared and rolled out across the Group.
•Business processes (recommendation 6): The safety leadership competency model has been finalized and is now in the process of being formally integrated into the ArcelorMittal competency framework. The competency model will be used to assess roles down to supervisor level.
The Company is still in the first six months of implementing the safety audit recommendations. Health and safety performance, based on the Company’s personnel figures and contractors’
fatalities have been lower in the first six months of the year with three fatalities. The Company has been deeply saddened to have lost one colleague in South Africa in January 2025 who was fatally injured by moving machinery. A thorough investigation has been conducted to determine the circumstances surrounding this incident with the learnings being used to strengthen the Company’s engineering controls (e.g. evaluating and implementing people detection systems and real-time proximity alert technologies). These actions are designed to reduce dependence on human behavior and embed safety directly into the Company's operational infrastructure.
It is also with great sorrow that the Company lost two colleagues in July 2025 (for incidents that took place at the end of June 2025) in India at its renewable site and in Mexico. Thorough investigations are ongoing, and the Company extends heartfelt condolences to the family, friends and colleagues affected.
Safety is one of the Company’s core values. The whole Company has a clear, actionable plan on what it needs to do to reduce variability in the safety performance and demonstrate progress even in this first year.

Own personnel and contractors	For the six months ended June 30,		For the year ended December 31,
	2025	2024	2024
Fatalities	3	5	13
Fatality frequency rate	0.015	0.025	0.032
Total Recordable Injury rate	4.32	4.46	4.78

Own personnel and contractors	For the six months ended June 30,		For the year ended December 31,
Lost time injury frequency rate (per million hours)	2025	2024	2024

North America	0.26	0.14	0.27
Brazil	0.35	0.13	0.21
Europe	1.21	1.14	1.34
Sustainable Solutions	1.24	0.98	1.01
Mining	0.17	0.16	0.18
Others [1]	0.50	0.60	0.81
Total	0.66	0.59	0.70
1.Others include operations in Ukraine and South Africa.

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Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2025 as compared with the six months ended June 30, 2024:

(in $ millions)	[1] Sales for the six months ended June 30,				[1] Operating income (loss) for the six months ended June 30,
Segment	2025	2024	change	% change	2025	2024	change	% change
North America	5,979	6,509	(530)	(8.1)%	2,198	923	1,275	138.1%
Brazil	5,464	6,294	(830)	(13.2)%	169	627	(458)	(73.1)%
Europe	14,871	15,669	(798)	(5.1)%	240	263	(23)	(8.7)%
Sustainable Solutions	5,305	5,780	(475)	(8.2)%	114	81	33	39.6%
Mining	1,592	1,370	222	16.2%	449	396	53	13.2%
Others and eliminations[2]	(2,487)	(3,091)	604	(19.5)%	(413)	(172)	(241)	140.1%
Total	30,724	32,531	(1,807)	(5.6)%	2,757	2,118	639	30.2%

	2025	2024	change	% change
Steel shipments (million tonnes)	27.4	27.3	0.1	0.2%
Iron ore production (million tonnes)	23.6	19.7	3.9	20.0%
Average steel selling price ($/tonne)	884	956	(72)	(7.5)%
1.Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2.Others include primarily holding and services companies and the Company's operations in Ukraine and South Africa. Others also include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
Total sales decreased by 5.6% from $32.5 billion in the first half of 2024 to $30.7 billion in the first half of 2025 primarily due to lower average steel selling prices. Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys), energy, repair and maintenance costs as well as direct labor costs, depreciation and impairment.
Operating income in the first half of 2025 included a $1.9 billion bargain purchase gain upon the acquisition of the remaining 50% equity stake in AMNS Calvert, partially offset by a $0.4 billion final settlement of the purchase price of Votorantim's long business in Brazil and $0.2 billion impairments related to the announced divestment of the Company's steel and mining operations in Bosnia (see note 5 to the condensed consolidated financial statements). Excluding the impacts of these items, operating results were primarily driven by weaker results in the North America (due to U.S. tariffs and their resultant impact on costs and Canadian and Mexican pricing) offset in part by an improvement in the Europe segment primarily due to higher volume and a positive price-cost effect.

14	Interim Management Report
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North America
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2025	2024	change	% change
Sales	5,979	6,509	(530)	(8.1)%
Operating income	2,198	923	1,275	138.1%
Depreciation	(277)	(249)	(28)	(11.2)%
Crude steel production (thousand tonnes)	4,289	4,003	286	7.1%
Flat product shipments	4,102	4,110	(8)	(0.2)%
Long product shipments	1,332	1,385	(53)	(3.9)%
Others and eliminations	(260)	(231)	(29)	(12.6)%
Steel shipments (thousand tonnes)*	5,174	5,264	(90)	(1.7)%
Average steel selling price ($/tonne)	951	1,041	(90)	(8.7)%
*Include slabs sourced by North America from Group subsidiaries (primarily Brazil) and sold to the AMNS Calvert joint venture (until June 18, 2025) which are then eliminated on consolidation. These shipments can vary between periods due to slab sourcing mix and timing of vessels in a period. 826,000 tonnes in the first half of 2025 and 957,000 tonnes in the first half of 2024.
Crude steel production increased 7.1% in the first half of 2025 as compared to the first half of 2024, which was impacted by the illegal blockade in Mexico from May 2024 to July 2024 (and following which production only fully recovered in the first quarter of 2025). Sales decreased by 8.1% primarily due to lower average steel selling prices (down 8.7%) and lower shipments (down 1.7%) due to lower demand and pricing in Canada and Mexico impacted by the U.S. tariffs offset in part by the consolidation of AMTBA and AMNS Calvert from April 1, 2025 and June 18, 2025, respectively (see note 3 to the interim condensed consolidated financial statements). Operating income in the first half of 2025 included a $1.9 billion bargain purchase gain upon the acquisition of the remaining 50% equity stake in AMNS Calvert. Excluding this gain, underlying operating performance declined primarily due to lower volume and pricing as explained above and the additional costs imposed on the business by U.S. tariffs (initially set at 25% effective March 12, 2025 and further increased to 50% from June 4, 2025 onwards), the impact of unplanned maintenance in Mexico, offset in part by the non-recurrence of higher costs related to the illegal blockade in Mexico that impacted the first half of the 2024.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2025	2024	change	% change
Sales	5,464	6,294	(830)	(13.2)%
Operating income	169	627	(458)	(73.1)%
Depreciation	(176)	(182)	6	3.2%
Crude steel production (thousand tonnes)	7,119	7,171	(52)	(0.7)%
Flat product shipments	4,391	4,578	(187)	(4.1)%
Long product shipments	2,296	2,276	20	0.9%
Others and eliminations	(31)	(37)	6	16.2%
Steel shipments (thousand tonnes)	6,656	6,817	(161)	(2.4)%
Average steel selling price ($/tonne)	760	854	(94)	(11.0)%
While crude steel production remained largely stable in the first half of 2025 as compared to the first half of 2024, sales decreased by 13.2% primarily due to lower average steel selling prices and lower steel shipments (primarily lower exports impacted by weaker market conditions). Operating income decreased mainly due to a $0.4 billion final settlement of the purchase price of Votorantim's long business in Brazil. Excluding this expense, operating income remained stable in the first half of 2025 as compared to the first half of 2024.

Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2025	2024	change	% change
Sales	14,871	15,669	(798)	(5.1)%
Operating income	240	263	(23)	(8.7)%
Depreciation	(563)	(542)	(21)	(4.0)%
Impairment	(194)	—	(194)	(100.0)%
Crude steel production (thousand tonnes)	15,517	15,645	(128)	(0.8)%
Flat product shipments	10,657	10,508	149	1.4%
Long product shipments	4,184	4,143	41	1.0%
Others and eliminations	(8)	(8)	—	—%
Steel shipments (thousand tonnes)	14,833	14,643	190	1.3%
Average steel selling price ($/tonne)	879	937	(58)	(6.1)%

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While crude steel production remained stable in the first half of 2025 as compared to the first half of 2024, sales decreased by 5.1% primarily due to a decrease in average steel selling prices offset in part by slightly higher steel shipments. Operating income decreased by 8.7% primarily due to $0.2 billion impairments related to the announced divestment of the Company's steel and mining operations in Bosnia. Excluding this impairment, underlying operating performance increased due to a positive price-cost effect.

India and JVs
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2025	2024	change	% change
Income from investments in associates, joint ventures and other investments	346	423	(77)	(18.2)%
ArcelorMittal has investments in various joint ventures and associates. The Company considered AMNS Calvert (on June 18, 2025, the Company acquired the remaining equity stake; see "Key transactions and events" and note 3 to the interim condensed consolidated financial statements) and considers AMNS India joint ventures to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of their operational performance and value to the Company.
Income from investments in associates, joint ventures and other investments was down 18.2% mainly due to lower contribution from AMNS India.

AMNS India
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2025	2024	change	% change
Production (100% basis) (thousand tonnes)	3,511	3,851	(340)	(8.8)%
Steel shipments (100% basis) (thousand tonnes)	3,657	3,908	(251)	(6.4)%
Sales (100% basis)	2,937	3,395	(458)	(13.5)%
During the six months ended June 30, 2025, AMNS India experienced a decline in steel shipments (in part impacted by planned maintenance but also unfavorable market conditions which have since improved following safeguard measures introduced in April 2025).

AMNS Calvert
	Performance for the six months ended June 30,*
(in $ millions unless otherwise shown)	2025	2024	change	% change
Production (100% basis) (thousand tonnes)	2,503	2,418	85	3.5%
Steel shipments (100% basis) (thousand tonnes)	2,398	2,276	122	5.4%
Sales (100% basis)	2,474	2,480	(6)	(0.2)%
*Effective June 18, 2025, AMNS Calvert operations have been fully consolidated See '—North America'.
During the six months ended June 30, 2025, AMNS Calvert's sales remained stable compared to the six months ended June 30, 2024.

Sustainable Solutions
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2025	2024	change	% change
Sales	5,305	5,780	(475)	(8.2)%
Operating income	114	81	33	39.6%
Depreciation	(101)	(84)	(17)	(19.4)%
Sales decreased by 8.2% in the first half of 2025 as compared to the first half of 2024 primarily due to weaker market conditions including lower activity levels and prices. Operating income increased by 39.6% primarily due to a seasonal improvement in the construction business and ramp-up of the renewable energy project in India. See "—Liquidity and capital resources—Sources of cash—Net cash used in investing activities".

Mining
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2025	2024	change	% change
Sales	1,592	1,370	222	16.2%
Operating income	449	396	53	13.2%
Depreciation	(133)	(131)	(2)	(1.1)%
Iron ore production (million tonnes)	16.7	12.4	4.3	34.4%
Iron ore shipments (million tonnes)	17.9	12.5	5.4	43.0%

16	Interim Management Report
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Iron ore production (million tonnes)
	2025	2024	change	% change
AMMC (Open pit)	12.6	11.2	1.4	12.6%
ArcelorMittal Liberia (Open pit / Underground)	4.1	1.2	2.9	237.7%
Total iron ore production	16.7	12.4	4.3	34.4%
Iron ore production and shipments increased by 34.4% and 43.0%, respectively, mainly due to higher volumes at ArcelorMittal Liberia which continued to improve with record iron ore production and shipments, driven by operational improvements and ramp-up of phase 2 infrastructure and mining equipment. The first half of 2024 was impacted by rail disruption at ArcelorMittal Mining Canada G.P. and ArcelorMittal Infrastructure G.P. ("AMMC") following wildfires in the Port Cartier region during the last few weeks of June 2024 and by rail accidents at ArcelorMittal Liberia in the first quarter of 2024. Sales and operating income increased by 16.2% and 13.2%, respectively, primarily due to higher iron ore production and shipments, partly offset by lower iron ore reference prices (including lower premia) in the first half of 2025 as compared to the first half of 2024. See also "Raw Materials—Iron ore". Sales to external customers were $588 million for the six months ended June 30, 2025, representing a 18.5% increase compared to $496 million for the six months ended June 30, 2024, primarily due to higher iron ore production and shipments.
Financing costs – net

	Performance for the six months ended June 30,
(in $ millions)	2025	2024	change
Net interest expense[1]	(121)	(70)	(51)
Foreign exchange and other net financing gains (losses)[2,3]	123	(513)	636
1.interest expense less interest income.
2.includes foreign exchange gain of $356 million and loss of $310 million for the six month ended June 30, 2025 and 2024, respectively. Foreign exchange gain in the first half of 2025 is mainly related to the 12.8% depreciation of the U.S. dollar against the euro.
3.includes foreign currency swaps, bank fees, interest on pension obligations, impairment of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.
Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (23.87%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $454 million for the six months ended June 30, 2025, as compared to $472 million for the six months ended June 30, 2024, which included $134 million of deferred tax expense (including $0.2 billion related to the net reversal of a deferred tax asset) and $28 million of deferred tax benefit, respectively (see note 8 to the interim condensed consolidated financial statements).
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2025 was $53 million as compared to $44 million for the six months ended June 30, 2024. Net income attributable to non-controlling interests for the six months ended June 30, 2025 primarily relates to the non-controlling shareholders’ share of net income recorded in AMMC and Belgo Bekaert Arames in Brazil.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2025 was $2,598 million, or $3.40 basic earnings per common share, as compared to $1,442 million for the six months ended June 30, 2024, or $1.80 basic earnings per common share, for the reasons discussed above.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level. Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.

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In management’s opinion, ArcelorMittal’s credit facilities and working capital are adequate for its present requirements.
The following table shows the Company's net debt and gearing as of June 30, 2025 and December 31, 2024:

Net Debt[1]
	June 30	December 31
in $ billions	2025	2024	change
Long-term debt	10.5	8.8	1.7
Short-term debt and current portion of long-term debt	3.2	2.8	0.4
Total Debt (A)	13.7	11.6	2.1
Cash and cash equivalents[2] (B)	5.4	6.5	(1.1)
Net Debt (A) - (B) = (C)	8.3	5.1	3.2
Total Equity (D)	56.5	51.3	5.2
Gearing[3] (C)/(D)	14.7%	9.9%	4.8%
1.defined as long-term debt, net of current portion plus short-term debt and current portion of long-term debt less cash and cash equivalents, restricted cash and cash and cash equivalents held as part of assets held for sale.
2.including restricted cash of $85 million and $84 million at June 30, 2025 and December 31, 2024, respectively, and cash and cash equivalents held as part of assets held for sale of $29 million and nil at June 30, 2025 and December 31, 2024, respectively.
3.defined as net debt divided by total equity.
Total debt increased from $11.6 billion as of December 31, 2024 to $13.7 billion as of June 30, 2025. Cash and cash equivalents decreased from $6.5 billion as of December 31, 2024 to $5.4 billion as of June 30, 2025. See "— Sources and uses of cash" for details on financing activities and the condensed consolidated statements of cash flows.
Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of June 30, 2025 and December 31, 2024.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in note 9 to the interim condensed consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 10 to the interim condensed consolidated financial statements.
Principal credit facilities
On May 29, 2024, ArcelorMittal signed a new $5.5 billion revolving credit facility (the "Facility") which replaced the $5.5 billion revolving credit facility dated December 19, 2018 (amended on April 27, 2021) to incorporate a single tranche of $5.5 billion maturing on May 29, 2029, with two one-year extension options at the lenders’ discretion (i.e. the options to extend are to be exercised before the dates that are respectively one and two years after the signing date of the agreement). On April 30, 2025, ArcelorMittal exercised the option to extend the facility's maturity by one year to May 29, 2030. The Facility may be used for general corporate purposes and was fully available as of June 30, 2025.
On September 30, 2010, ArcelorMittal entered into a $500 million revolving multi-currency letter of credit facility (the "Letter of Credit Facility"). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit facility, whose amount and maturity have been revised from time to time, amounted to $445 million at June 30, 2025. On July 31, 2024, the Company refinanced its Letter of Credit Facility by entering into a $445 million revolving multicurrency letter of credit facility, with maturity extended from July 31, 2024 to July 31, 2027 with two one year extension options. The Letter of Credit Facility also includes an accordion clause which allows the Company to invite lenders to increase their commitments up to $595 million in aggregate. On March 18, 2025, the Company exercised the option to extend the facility's maturity by one year to July 31, 2028. On July 28, 2025 the Company exercised the accordion clause to increase the total facility by $55 million to $500 million.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings.
For information on the financing transactions the Company completed during the six months ended June 30, 2025, see note 9 to the interim condensed consolidated financial statements.
On June 9, 2025, Standard & Poor's upgraded ArcelorMittal's credit rating from 'BBB-' to 'BBB' on improved business and assigned a 'Stable' outlook. On February 19, 2024, Moody’s revised its outlook on ArcelorMittal to 'Positive' from 'Stable' on expected strengthening of its business profile and structurally improving its profitability, and affirmed the ‘Baa3’ investment grade rating.
ArcelorMittal's $5.5 billion revolving credit facility contains restrictive covenants, which among other things, limit

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encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances.
The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of June 30, 2025. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations. The Company was in compliance with the financial covenant related to this borrowing as of June 30, 2025.
As of June 30, 2025, ArcelorMittal had guaranteed $1,440 million of debt of its operating subsidiaries, compared to $375 million as of December 31, 2024. See also note 14 to the interim condensed consolidated financial statements for all other ArcelorMittal guarantees for joint ventures indebtedness of $5.3 billion including $4.1 billion issued on behalf of AMNS India, $162 million issued on behalf of ArcelorMittal Tubular Products Al Jubail ("Al Jubail"), $350 million on behalf of VdSA and $270 million in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.
On March 16, 2020, AMNS Luxembourg Holding S.A. ("AMNS Luxembourg"), a joint venture between ArcelorMittal and Nippon Steel Corporation ("NSC"), entered into a $5.146 billion ten-year term loan agreement with Japan Bank for International
Cooperation ("JBIC"), MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, Mizuho Bank Europe N.V., and Sumitomo Mitsui Trust Bank, Limited (London Branch) in connection with the acquisition of AMNS India. The obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. On April 28, 2021, the syndicate of Japanese banks amended the agreement and agreed that the leverage ratio financial covenant would fall away in the event that the Company obtains an investment grade long-term credit rating (with a stable outlook) from two rating agencies (which occurred in 2021).
On March 30, 2023, AMNS Luxembourg entered into an additional $5 billion loan agreement (‘JBIC co-financing loan’) with the same syndicate of Japanese banks. As for the above-mentioned loan, the obligations of AMNS Luxembourg under the term loan agreement are guaranteed by ArcelorMittal and NSC in proportion to their interests in the joint venture, 60% and 40%, respectively. The proceeds obtained through the JBIC co-financing loan are being used to finance the expansion of AMNS India’s steelmaking capacity at its Hazira plant from 8.6 million tonnes to 15 million tonnes. In addition to the primary steelmaking capacity expansion, the project includes the development of downstream rolling and finishing facilities that will enhance AMNS India’s ability to produce value-added steels for sectors including defense, automotive and infrastructure.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2025.

	Repayment amounts per year (in billions of $)
Type of indebtedness as of June 30, 2025	2025	2026	2027	2028	≥2029	Total
Bonds	0.9	1.1	1.2	0.6	4.2	8.0
Commercial paper	0.8	0.2	0.0	0.0	0.0	1.0
Other loans	0.7	0.3	0.8	0.6	2.3	4.7
Total debt	2.4	1.6	2.0	1.2	6.5	13.7
The average debt maturity of the Company was 7.6 years as of June 30, 2025, as compared to 6.7 years as of December 31, 2024.
Working capital management
The Company makes drawdowns from and repayments on the Facility in the framework of its cash management. In addition, the Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables ("TSR")). As of June 30, 2025, the outstanding balance of receivables sold as true sales of receivables amounted to $4.6 billion ($4.4 billion as of December 31, 2024). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold. Therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just in time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various

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contractual agreements. The Company’s average outstanding number of trade payable days amounted to 83 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $2.2 billion of trade payables were subject to early discount by its suppliers as of June 30, 2025 as compared to $2.8 billion as of December 31, 2024). Given the nature and large diversification of its supplier base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of June 30, 2025, a 5 day decrease in trade payable days would result in a trade payables decrease of $654 million.
ArcelorMittal's material cash requirements in the near and medium term
The Company's cash requirements in the near and medium term are primarily driven by the current commitments, obligations and other arrangements in place as of June 30, 2025. ArcelorMittal has various purchase commitments for materials, supplies and capital expenditure incidental to the ordinary course of business. As of June 30, 2025, ArcelorMittal had various outstanding obligations mostly related to:
•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and joint ventures,
•Capital expenditure commitments mainly related to commitments associated with investments in expansion and improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will become due in 2025 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 14 to the interim condensed consolidated financial statements. ArcelorMittal also has various environmental and asset retirement obligations as of June 30, 2025 which are further detailed in note 11 to the interim condensed consolidated financial statements.
The Company expects to service its cash requirements in the near and medium-term with net cash provided by operating activities. In the future, the Company may enter into additional financing facilities if required.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2025 and 2024:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2025	2024	change	% change
Net cash provided by operating activities	1,062	973	89	9%
Net cash used in investing activities	(1,792)	(2,004)	212	(11)%
Net cash used in financing activities	(790)	(546)	(244)	45%
Net cash provided by operating activities
Net cash provided by operating activities was relatively stable at $1.1 billion in the first half of 2025 as compared to $1.0 billion in the first half of 2024.
Net cash provided by operating activities for the six months ended June 30, 2025 included a $1.5 billion investment in "operating working capital" and is composed of outflows of $1.1 billion and $0.6 billion for trade accounts payables and trade accounts receivables, respectively, offset by inflows of $0.2 billion for inventories. Net cash provided by operating activities for the six months ended June 30, 2024 included a $1.6 billion investment in "operating working capital" and is composed of outflows of $0.8 billion, $0.7 billion and $0.1 billion for trade accounts receivables, trade accounts payables and inventories, respectively.
Net cash used in investing activities
Purchases of property, plant and equipment and intangibles ("capital expenditures") decreased in the first half of 2025 to $1.9 billion (primarily including the Liberia expansion) as compared to $2.2 billion in the first half of 2024. Capital expenditures included $0.5 billion

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and $0.7 billion of strategic growth capital expenditures for the six months ended June 30, 2025 and 2024, respectively, and $0.1 billion and $0.1 billion of decarbonization capital expenditures for the six months ended June 30, 2025 and 2024, respectively.
Capital expenditures for the full year 2025 are expected to remain within the range of $4.5-$5.0 billion (of which $1.4-$1.5 billion for growth capital expenditures and $0.3-$0.4 billion for decarbonization capital expenditures).

The following tables summarize the Company’s main strategic growth projects involving significant capital expenditures (including certain of those invested by the Company’s joint ventures) that are ongoing.
Completed projects

Segment	Site / unit	Capacity / details	Key date / completion	Note #
Sustainable solutions	Andhra Pradesh (India)	Renewable energy project: 1GW of nominal capacity solar and wind power	Second quarter 2025	a
Mining	Liberia mine	Iron ore expansion to 20 million tonnes per year; blending a portion of the new concentrate with crushed ore product to produce a sinter feed blend (>62% Fe)	Commissioning underway	b
North America	ArcelorMittal Calvert	New 1.5 million tonnes per year EAF and caster	Commissioned	c
Ongoing projects*

Segment	Site / unit	Capacity / details	Key date / forecast completion	Note #
Brazil	Serra Azul mine	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore	Second half 2025	d
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	Second half 2025	e
Europe	Mardyck (France)
Facilities to produce 170 thousand tonnes non-grain oriented electrical steels ("NOES") (of which 145 thousand tonnes for auto applications) consisting of annealing and pickling line ("APL"), reversing mill ("REV") and annealing and varnishing ("ACL") lines
			Second half 2025 (ACL)/ Second half 2026 APL and REV	f
North America	Las Truchas mine (Mexico)	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	Second half 2026	g
North America	ArcelorMittal Calvert
Advanced manufacturing facility for NOES with a capacity of up to 150 thousand tonnes per year, essential for EV production and other commercial / industrial applications. The project consists of APL, reversing cold mill ("RCM") and ACL.
			Second half 2027	h
Joint ventures
AMNS India	Hazira (Gujarat)
Debottlenecking existing assets; AMNS India medium-term Phase 1 plans are to expand and grow in Hazira to approximately15 million tonnes by end of 2026; ongoing downstream projects; additional greenfield opportunities under development
			Second half 2026	i
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
a.A $0.7 billion investment in the 1 GW renewable energy project launched in 2022 by ArcelorMittal. The project integrates solar and wind power generation, coupled with energy storage solution through a co-located pumped hydro storage plant, which helps to overcome the intermittent nature of wind and solar power generation. The project is owned and funded by ArcelorMittal. AMNS India entered into a 25 year off-take agreement with ArcelorMittal to purchase renewable electricity annually from the project, resulting in over 20% of the electricity requirement at AMNS India’s Hazira plant coming from renewable sources, reducing carbon emissions by approximately 1.5 million tonnes per year. Commissioning started in a phased manner in September 2024, earmarking commencement of renewable electricity generation and delivery to AMNS India. As of June 2025, 100% of the solar modules and the wind turbines have already been installed, and 99.6% of total capacity is commissioned.
b.ArcelorMittal Liberia has been operating at 5 million tonnes per annum of direct shipping ore ("DSO") since 2011 (Phase 1) and restarted construction of a concentrator and associated infrastructure (Phase 2). Project commissioning is ongoing with most procurement and civil works completed in 2024 (with minor areas still to be concluded) and structural, mechanical, piping and platework well progressed. An opportunity to increase rail and port shipment capacity to 20 million tonnes per annum led to a revised project capital expenditure of $1.8 billion (previously $1.4 billion), reflecting a multiple product approach (sinter feed and concentrate) following revised mining plan and additional investment in material handling, port infrastructure, covered stockpile and power supply. The revised scope allows for an additional 5 million tonnes per annum of blended product, bringing total shipment capacity to 20 million tonnes per annum (previously 15 million tonnes per annum). By blending a portion of the new concentrate with crushed ore product, a sinter feed blend (>62% Fe) can be produced, increasing Liberia’s marketable production. Of the targeted 20 million tonnes, 75% or 15 million tonnes of sinter feed is to be made up of a blend of concentrate and crushed ore, and remaining 25% or 5 million tonnes is to be high-grade

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concentrate. Commissioning is progressing and full project completion and production from all lines is expected by the fourth quarter of 2025. Approximately 10 million tonnes of shipments are targeted in 2025 (with majority of shipments expected in the second half of 2025). In addition, a phased plan to expand capacity up to 30 million tonnes per annum, including DRI-quality concentrate is under study.
c.ArcelorMittal Calvert is investing in a new 1.5 million tonnes EAF and caster. The facility is currently in the hot commissioning phase with the first heat produced on June 14, 2025. The new EAF project with investment over $1 billion, integrated with ArcelorMittal’s HBI facility in Texas, will enable Calvert to supply automotive customers with lower CO2 embodied steel, melted and poured in the U.S. The new EAF has a strong product mix of advanced steel grades, including Exposed, Dual Phase (DP), Multiphase (MP), Third Generation (Gen-3) steels and Press Hardened Steels ("PHS") namely Usibor®. Option to add a further 1.5 million tonnes EAF at lower capital expenditure intensity is being studied.
d.The Serra Azul project's current investment forecast is approximately $0.5 billion. The DRI quality pellet feed is expected to primarily supply ArcelorMittal Mexico steel operations. All erection activities are planned to be finished by the end of July 2025. Hot commissioning has been completed in the dry area and is ongoing in remaining sections of the plant. Project completion is expected in the second half of 2025.
e.Approximately $0.3 billion investment in the Barra Mansa (Brazil) sections mill aims to expand domestic market share and profitability with higher added value ("HAV") products like merchant and special bars. Main civil works for the new section mill have been completed, with remaining peripheral civil works nearing completion. Equipment erection is in progress. Project completion is expected in the second half of 2025.
f.ArcelorMittal, with French government support, is establishing a new electrical steels production unit at Mardyck, complementing its Saint-Chély d’Apcher plant. The $0.5 billion investment will be completed in two phases: commissioning and ramp-up of the ACL, followed by APL and REV. Due to the brownfield nature of this project, unforeseen challenges in civil works have caused delays in the ACL part, now expected to be commissioned in the second half of 2025 (previously scheduled for the first half of 2025). The APL and REV have been rescheduled to be commissioned in the second half of 2026 (previously scheduled for the second half of 2025), to perform additional studies to define the extent of the works.
g.The approximately $0.2 billion investment project in Las Truchas will enable concentrate production to the blast furnace route (2.0 million tonnes per year) and DRI route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Due to delays in obtaining environmental permits, amplified by the strike/illegal blockade of the mine in the second and third quarters of 2024, production is expected to start in the second half of 2026. All major mechanical and electrical equipment is on site. Refurbishment of two clarifiers is essentially complete and ready for equipment installation. Piling work for the main mill building is nearing completion and associated earthworks ongoing. Other related civil works packages are ongoing.
h.ArcelorMittal Calvert is investing in advanced manufacturing facility in Calvert, Alabama that could deliver up to 150,000 tonnes of domestic production capacity of non-grain-oriented electrical steel ("NOES") annually, depending on the product mix. The project includes an annealing pickling line, cold-rolling mill, annealing coating line, packaging and slitter line, and ancillary equipment needed for operations. The investment is expected to create up to 1,300 jobs during the construction phase and more than 200 permanent positions to support the plant’s ongoing operations. The facility would be sited near existing Calvert operations. Estimated net capital expenditure is $0.9 billion (net of $0.3 billion of currently planned federal, state and local support). The plant is anticipated to commence production in the second half of 2027.
i.AMNS India medium-term plans are to expand and grow initially to approximately 15 million tonnes by the second half of 2026 in Hazira (phase 1) including automotive downstream and enhancements to iron ore operations, with estimated capital expenditure of approximately $7.7 billion ($0.8 billion for debottlenecking, $0.2 billion for operational readiness, $1.0 billion for downstream projects and $5.7 billion for upstream project). As part of phase 1, a Continuous Galvanizing Steel line (CGL3) capable of producing Advanced High Strength Steel for automotive sector was successfully commissioned in July 2025, and the full commissioning of its automotive downstream complex is expected by end 2025. Further capacity expansion is underway at Hazira, while land acquisition has commenced for a 7.3 million tonnes greenfield integrated steel plant on the East Coast in Rajayyapeta, Andhra Pradesh, reinforcing AMNS India’s commitment to strengthening its domestic manufacturing footprint and meeting rising demand for high-quality steel. Studies for options to further expand capacity at Hazira from 15 million tonnes to ultimately reach 24 million tonnes, as well as the development of other greenfield options on the East Coast (Andhra Pradesh and Odisha) to take overall capacity above 40 million tonnes are under progress.

Net cash used in investing activities in the first half of 2025 also included $263 million cash inflow related to the acquisition of AMNS Calvert and $101 million inflow from the second of four installments with respect to the loan related to the sale of Kazakhstan operations in 2023, partly offset by $167 million net cash outflow in connection with the acquisition of Tuper. Net cash used in investing activities in the first half of 2024 also included $227 million net proceeds from the sale of the Company's remaining 4% stake in Ereĝli Demir ve Çelik Fabrikalari T.A.S. ("Erdemir") and $111 million inflow in relation to the first installment of an intra-group loan in connection with the sale of ArcelorMittal Temirtau partly offset by a net outflow of $201 million for the acquisition of Italpannelli Spain and Italy.
Net cash used in financing activities
Net cash used in financing activities in the first half of 2025 included $262 million cash outflow relating to share buyback (as compared to $890 million in the first half of 2024) and net cash outflow of $161 million relating to net repayments of debt (mainly $350 million repayment of working capital facility of AMNS Calvert, repayment of Schuldschein loans at maturity for $419 million (€371 million) and $184 million repayment at maturity of its outstanding 6.125% Notes, partly offset by $799 million (€700 million) proceeds from the issuance of Schuldschein loans).Net cash used in financing activities in the first half of 2025 also included $256 million of dividends payments (of which $210 million paid to ArcelorMittal shareholders and $46 million paid to non-controlling shareholders).
Net cash used in financing activities in the first half of 2024 included primarily $579 million (€529 million) repayment at maturity of the Company's 2.25% Notes and $890 million outflow relating to share buyback, partly offset by $989 million net inflow from the issuance of $500 million Fixed Rate Notes due 2034 and $500 million Fixed Rate Notes due 2054 and $224 million inflow from commercial paper. Net cash used in financing activities for the six months ended June 30, 2024 also included $284 million of dividend payments (of which $200 million paid to ArcelorMittal shareholders and $84 million paid to non-controlling shareholders).
For additional information, see note 9 to the interim condensed consolidated financial statements.

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Earnings distribution
On May 6, 2025 at the annual general meeting of shareholders, the shareholders approved the dividend of $0.55 per share proposed by the Board of Directors. The dividend amounted to $421 million and payment includes two installments; the first one of $210 million was paid on June 11, 2025 and the second one will be paid on December 3, 2025.
Equity
Equity attributable to the equity holders of the parent increased to $54.4 billion at June 30, 2025, compared with $49.2 billion at December 31, 2024, primarily due to $2.6 billion of net income attributable to the equity holders of the parent and $3.3 billion of foreign exchange translation gains, partially offset by share buyback of $0.3 billion under the completed share buyback program dated May 5, 2023, and the existing share buyback program announced on April 7, 2025, and approved dividend of $0.4 billion. See "Corporate Governance" below.
Treasury shares
ArcelorMittal held 92.3 million shares in treasury at June 30, 2025 compared to 84.3 million shares at December 31, 2024. At June 30, 2025, the number of treasury shares represented 10.8% of the total issued number of ArcelorMittal shares. The treasury shares were impacted by the share buyback described in "Corporate Governance" below.
Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $153 million for the six months ended June 30, 2025 as compared to $149 million for the six months ended June 30, 2024. In addition, the Company capitalized research and development for $19 million and $18 million during the six months ended June 30, 2025 and 2024, respectively.
Trend information
All information that is not historical in nature and disclosed under "Business Overview", and in particular in "Outlook", is deemed to be a forward-looking statement and is subject to and qualified by the information set forth under the "Cautionary statement regarding forward-looking statements". See also "—Key factors affecting results of operations" above.
Outlook
Due to ongoing tariff headwinds, economic activity remains subdued and no restocking has been observed as customers maintain a "wait and see" approach. This has created some headwinds to demand that were not anticipated at the beginning of the year, concentrated in the U.S.
ArcelorMittal expects the following demand dynamics by key region:
•In the U.S., flat product ASC is expected to decline slightly in 2025 within the range of -2.0% to 0%. S232 tariffs have also increased costs and negatively impacted the supply/demand balance in Canada and Mexico markets.
•In Europe, demand is faring relatively better, and flat product ASC growth is expected in the range of -0.5% to +1.5% in 2025 due to more limited direct tariff impacts and support from lower interest rates. Looking beyond the near-term challenges (seasonal demand weakness and manufacturing activity at stable but low levels), inventories in Europe remained low, and the prospects of incremental trade policy support, a strengthened carbon border adjustment mechanism, together with higher infrastructure and defense spending, may materially improve the medium-term outlook.
•In Brazil, during the first half of 2025, steel demand has been stronger than initial expectations, and the Company expects a positive ASC growth of up to 2.0% in 2025.
•India continues to be the fastest growing major steel market, with demand well supported particularly by infrastructure investment. ASC remains on track and is expected to increase in the range of 6.0% to 7.0% in 2025.
•World ex-China ASC is expected to grow by +1.5% to +2.5% in 2025.
•China's steel industry capacity remains unsustainable and its elevated exports continue to weigh on ex-China fundamentals. Chinese demand is expected to remain broadly stable in 2025, with the tariff impacts on exports and real estate weakness being offset by manufacturing and infrastructure demand.
The Company expects that strategic growth projects and consolidation of AMNS Calvert will contribute towards profitability in the second half of 2025, which will face increased headwinds from U.S. tariffs and impacts of seasonality. The Company also expects cash provided by operating activities to be positive in 2025, supported by a release of working capital in the second half of 2025.
The Company remains positive on the medium/long-term steel demand outlook and believes that it is optimally positioned to execute its strategy of growth with capital returns, and therefore has made no changes to its investment or capital return plans.
All information that is not historical in nature and disclosed under "Business overview", and in particular in this Outlook section, is deemed to be a forward-looking statement. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section "Risk factors" of the 2024 Annual Report.

Interim Management Report	23
Key transactions and events

Key transactions and events
During the first half of 2025, ArcelorMittal completed several acquisitions and capital market transactions and launched certain divestment processes. Please refer to notes 3, 5 and 9 to the interim consolidated financial statements for further details.
•On January 6, 2025, ArcelorMittal South Africa announced that the commencement of the Long Steel Business ("Longs Business") wind down implementation plan, which was initially scheduled to start by the end of January 2025, had been delayed by approximately one month. On February 28, 2025, ArcelorMittal South Africa announced that it will fully implement the final wind down of the Longs Business in the second quarter of 2025. On March 31, 2025, ArcelorMittal South Africa informed that the decision to wind down the Longs Business would be deferred for an initial period of 6 months. The deferral of the wind down has been enabled by a facility provided by the Industrial Development Corporation of South Africa SOC Limited ("the IDC facility") in the amount of ZAR 1.7 billion ($95 million). The IDC facility is repayable by agreement between the parties and subject to the financial performance, solvency and liquidity of Longs Business. ArcelorMittal South Africa has also made certain undertakings regarding the continued operation of the Longs Business and retention of jobs for the deferral period. The intervention by Government and the IDC will assist in keeping the Longs Business operational while a viable sustainable long-term solution is being sought.
•On March 3, 2025, ArcelorMittal announced the appointment of Jorge Luiz Ribeiro de Oliveira, currently Vice President of ArcelorMittal and CEO of ArcelorMittal South America Flat Products, as Executive Vice President and an Executive Officer of ArcelorMittal as well as President of ArcelorMittal Brasil effective April 1, 2025, to succeed Jefferson de Paula who retired effective April 1, 2025.
•On April 2, 2025, ArcelorMittal announced that it completed the 85 million shares buyback program it announced on May 5, 2023 under the authorization given by the annual general meeting of shareholders of May 2, 2023 and continued under the April 30, 2024 annual general meeting of shareholders authorization.
•On April 7, 2025, ArcelorMittal announced the commencement of a new share buyback program (the "Program") with share repurchases to be conducted in tranches that may be announced through May 2030. Repurchases under the first tranche of the Program, which is for up to 10 million shares commenced immediately, under the authorization given by the annual general meeting of shareholders of April 30, 2024 and subsequently under the authorization given by the annual general meeting of shareholders held on May 6, 2025. The actual amount of shares to be repurchased in various tranches pursuant to the Program will depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual free cash flow), the continued authorization by shareholders and market conditions. The shares acquired under the Program are intended to reduce ArcelorMittal’s share capital; to meet ArcelorMittal’s obligations arising from employee share programs; to meet ArcelorMittal’s obligations exchangeable into equity securities; and/or to meet such other purposes as announced at the time of each tranche.
•On June 18, 2025, in accordance with the definitive Equity Purchase Agreement (the "EPA") signed between ArcelorMittal and Nippon Steel Corporation ("NSC") on October 11, 2024, the Company confirmed that it had completed the acquisition of NSC’s 50% equity stake in AMNS Calvert, with ArcelorMittal already holding the balance. The facility, subsequently renamed ArcelorMittal Calvert, was originally acquired by ArcelorMittal and NSC in 2014 from ThyssenKrupp for total consideration of $1.55 billion. The operation was originally built at a cost of approximately $5 billion. It commenced operations in 2010 and has a flat rolled steel capacity of 5.3 million metric tonnes, annually. It is one of the most advanced steel finishing facilities in North America, with assets that include (i) state-of-the-art hot strip mill (HSM) designed to roll advanced high strength steels (AHSS), Line Pipe & Stainless products, (ii) continuous pickling line (CPL) and coupled pickle line-tandem cold mll (PLTCM) optimized for auto production (including exposed) and (iii) coating and continuous annealing lines, galvanized, galvanneal, aluminized, and cold rolled, which can supply advanced automotive grades including Gen3 AHSS and press hardened steel (PHS). In addition, a new seven-year domestic slab supply agreement with NSC has commenced, averaging 750,000 metric tonnes per year, ensuring a significant portion of the slab requirements are melted and poured in the United States. The feasibility of a steelmaking expansion at the site, which would further strengthen its U.S. domestic production capability, is being assessed. The new steelmaking facility, integrated with ArcelorMittal’s HBI facility in Texas, will enable ArcelorMittal Calvert to supply automotive customers with lower CO2 embodied steel, melted and poured in the United States. In accordance with the terms of the EPA, ArcelorMittal paid $1 consideration for the shares of NS Kote Inc., which holds 50% of the equity interest of AMNS

24	Interim Management Report
Key transactions and events
continued

Calvert, in addition to cash and loans receivable of approximately $0.9 billion.
•On June 20, 2025, ArcelorMittal announced that it signed a sale and purchase agreement to sell its operations in Bosnia and Herzegovina. ArcelorMittal Zenica, an integrated steel plant, and ArcelorMittal Prijedor, an iron ore mining business which supplies the Zenica plant, will be sold to Pavgord Group. The Company has made considerable investments and efforts to keep ArcelorMittal Zenica and ArcelorMittal Prijedor within the Group. However, after a thorough strategic review, the Company concluded that a sale is the best solution for the development of the business and its people. Under the terms of the transaction, ArcelorMittal’s shares in ArcelorMittal Zenica and ArcelorMittal Prijedor will be sold to Pavgord Group, and all employees’ jobs are transferred to the new owner. Net of sale proceeds, the Company expects to record a non-cash loss on disposal of approximately $0.2 billion (including foreign exchange losses recorded in equity since the date of acquisition). The deal is expected to close in the third quarter of 2025, subject to merger control clearance and the fulfillment of all conditions precedent. Until then, all operations of the company will continue as usual, with the full support of the local management team and the company leadership team.

Interim Management Report	25
Sustainable development highlights
Sustainable development highlights
•On June 19, 2025, ArcelorMittal announced that it cannot proceed with its previously announced direct rediced iron ("DRI") and electric arc furnace ("EAF") plans for the decarbonization of its flat steelmaking sites in Bremen and Eisenhüttenstadt. As the contract with the Federal government of Germany, for EUR 1.3 billion of financial assistance required construction on the DRI-EAF project to commence by June 2025, the Company has been obliged to formally notify the government that it cannot proceed with these investments, given the realities of the market and the economics of low-carbon emissions steelmaking. In line with the Company’s intention to take a phased approach to its decarbonization in Europe, the next step in Bremen and Eisenhüttenstadt will focus on detailed planning for the construction of EAFs, to be ready for a scenario in which there is a strong business case for EAF-based production in these sites.
•On May 15, 2025, ArcelorMittal confirmed its intention to invest €1.2 billion in in a first electric arc furnace in Dunkirk to decarbonize. This, together with the recent investments announced (€254 million in Dunkirk and €53 million in Fos) and the new electric steels production unit under construction in Mardyck, which is set to complete by end of this year (€500 million investment), totals €2 billion of investment and demonstrates ArcelorMittal’s intention to maintain a thriving and sustainable steel-making business in France.
•On May 8, 2025, ArcelorMittal announced that its largest renewable energy venture, a 975 MW solar and wind project located in Andhra Pradesh, southern India, has recently started providing clean electricity to AMNS India, ArcelorMittal’s 60/40 Indian steelmaking joint venture with Nippon Steel. The $0.7 billion project – developed, constructed and commissioned by AM Green Energy, a wholly owned ArcelorMittal subsidiary - is expected to reduce AMNS India’s carbon emissions by 1.5 million tonnes per year, supporting AMNS India’s target to reduce the carbon intensity of the steel it produces by 20% by 2030 (against a 2021 baseline).
•On February 6, 2025, ArcelorMittal announced that it is proceeding with plans to construct an advanced manufacturing facility in Calvert, Alabama that could deliver up to 150,000 tonnes of domestic production capacity of non-grain-oriented electrical steel ("NOES") annually, depending on the product mix. NOES plays a crucial role in the performance and efficiency of electric motors used to power battery electric vehicles, plug in hybrid electric vehicles and hybrid vehicles as well as other specialized commercial, industrial, and power generation applications. Given the nature of the US auto market (larger vehicles, full-size pickups, SUVs) there is rapidly growing demand for the most sophisticated NOES for which there is limited US domestic supply capabilities. Plans at ArcelorMittal Calvert include an annealing pickling line, cold-rolling mill, annealing coating line, packaging and slitter line, and ancillary equipment needed for operations. The planned investment is expected to create up to 1,300 jobs during the construction phase and more than 200 permanent positions to support the plant’s ongoing operations. Estimated net capital expenditure is $0.9 billion (net of $0.3 billion of currently planned federal, state and local support). The plant is anticipated to commence production in the second half of 2027.
Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements in the Company’s 2024 Annual Report. Please refer to note 15 to the interim condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 9.3 to the consolidated financial statements in the Company’s 2024 Annual Report.

26	Interim Management Report
Corporate governance

Corporate governance
Please refer to the "Corporate Governance" section of the Company’s 2024 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2024 and June 30, 2025.
Annual general meeting of shareholders held on May 6, 2025
On May 6, 2025, the annual general meeting of shareholders approved all resolutions by a strong majority. The resolutions included approval of the 2024 financial statements and appointment of Ernst & Young S.A. as the independent auditor for 2025 and to provide any assurance opinion on sustainability reporting to be included in the management report of the Board of Directors for the financial year 2025 if and as required; the dividend of $0.55 (gross) per share; the remuneration policy, the remuneration report and the remuneration of the Board of Directors in relation to the financial year 2024; reelection of certain members of the Board of Directors for another three-year term; renewal of the authorization of the Board of Directors and of the corporate bodies of other companies in the ArcelorMittal group to acquire shares in the Company; authorization of share based incentives; and grants of share based incentives. Certain of these resolutions are described in more detail below.
Dividend
On May 6, 2025 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.55 per share. The dividend amounted to $421 million and payment includes two installments; the first one was paid on June 11, 2025 and the second one will be paid on December 3, 2025. During the six months ended June 30, 2025, dividend to non-controlling interests amounted to $56 million (of which $46 million paid as of June 30, 2025).
Equity-based compensation
The Executive Chairman, the Chief Executive Officer ("CEO") of the Company (jointly, the "Executive Office") will be eligible for PSU grants under the Executive Office Performance Share Unit Plan ("Executive Office PSU Plan"). The Chief Financial Officer ("CFO") will also be eligible for PSU grants under the Executive Office PSU Plan starting 2025. The latter is designed to enhance the long-term performance of the Company and align the members of the Executive Office and the CFO to the Company’s objectives. The Executive Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the Executive Office PSU Plan is to be an effective performance-enhancing incentive based on the achievement of
ArcelorMittal’s strategy which is aimed at creating measurable long-term shareholder value.
The May 2025 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 6 million of the Company’s fully paid-up ordinary shares (the "2025 Cap"), to adopt any rules or measures to implement the Executive Office PSU Plan and other retention-based grants below the level of the Executive Office and CFO that the Board of Directors may at its discretion consider appropriate, and to decide and implement any increase of the 2025 Cap by the additional number of shares of the Company necessary to preserve the rights of the grantees of the Executive Office PSU Plan and other retention-based grants below the level of the Executive Office and CFO in the event of a transaction impacting the Company’s share capital. Such authorization is valid until the annual general meeting of shareholders to be held in 2026.
The Appointments, Remuneration and Corporate Governance Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the Executive Office and CFO, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors. Please refer to the 2024 Annual Report of the Company for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.
Board of Directors
Mrs. Vanisha Mittal Bhatia and Mr. Karel de Gucht were re-elected as directors of ArcelorMittal at the May 6, 2025 annual general meeting of shareholders, each of them for a three-year term that will automatically expire on the date of the annual general meeting of shareholders to be held in 2028.
The Board of Directors is composed of nine directors, of which five are independent directors. The nine directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal, Mr. Etienne Schneider, Mr. Michel Wurth, Mrs. Karyn Ovelmen, Mr. Karel De Gucht, Mrs. Clarissa Lins and Mrs. Patricia Barbizet. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal and Mr. Michel Wurth. The Board of Directors includes two executive directors: Mr. Lakshmi N. Mittal, the Executive Chairman of the Board, and Mr. Aditya Mittal, the CEO of the Company. None of the members of the Board of Directors, including the executive directors, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2024 Annual Report of the Company available on www.arcelormittal.com.

Interim Management Report	27

Corporate governance
continued
Directors' fees
At the May 6, 2025 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2024 financial year at €1,491,943 ($1,549,980), based on the following annual fees (euro denominated amounts are translated into U.S. dollar as of December 31, 2024):
–Basic director's remuneration: €169,952 ($176,563);
–Lead Independent Director's remuneration: €239,709 ($249,034);
–Additional remuneration for the Chair of the Audit and Risk Committee: €32,976 ($34,258);
–Additional remuneration for the other Audit and Risk Committee members: €20,293 ($21,082);
–Additional remuneration for the Chairs of the other committees: €19,024 ($19,765);
–Additional remuneration for the members of the other committees: €12,683 ($13,176).

Share buyback
The May 2025 annual general meeting of shareholders authorized the Board of Directors, effective immediately after such general meeting, the Board of Directors, with the option to delegate, and the corporate bodies of the other companies in the ArcelorMittal group, to acquire and sell shares in the Company in accordance with the Luxembourg law of 10 August 1915 on commercial companies, as amended (the "Law") and any other applicable laws and regulations, including but not limited to entering into off-market and over-the-counter transactions and to acquire shares in the Company through derivative financial instruments as well as to enter into cash-settled derivative financial instruments to mitigate volatility in the per share prices paid to acquire shares in the Company.

This share buyback authorization will remain valid until the end of the annual general meeting of shareholders to be held in 2028, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the 2028 annual general meeting of shareholders. In the year the resolution applies to, the Company may not repurchase shares amounting to more than 10% of its issued share capital as of May 6, 2025 (85,280,977 shares).

The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law. Treasury shares can be cancelled from time to time by the
Company in accordance with the authorization granted to the Board of Directors by the 2023 Extraordinary General Meeting.
The purchase price per share to be paid shall not exceed 110% of the average of the final listing prices of the 30 trading days preceding the three trading days prior to each date of repurchase, and shall not be less than one euro cent. The final listing prices are those on the New York Stock Exchange ("NYSE"), the Euronext markets on which the Company's shares are listed or the Luxembourg Stock Exchange, depending on the market on which the purchases are made.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the NYSE (in case of purchase in U.S. dollars) or the Euronext markets (in case of purchase in euros) on which the Company's shares are listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase.
For the avoidance of doubt, price restrictions set out in the immediately preceding paragraphs do not apply to cash settled derivative financial instruments entered into to mitigate volatility in the per share prices paid to acquire shares in the Company.

In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.
All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of the share buyback authorization.

28	Interim Management Report
Corporate governance
continued
The following table provides information on changes to the Company’s shares issued, treasury shares and shares outstanding between December 31, 2024 and June 30, 2025.

	Shares issued	Treasury shares	Shares outstanding
December 31, 2024	852,809,772	(84,263,150)	768,546,622
Share buyback (in the six-month period ended June 30, 2025)	—	(8,791,559)	(8,791,559)
Share based payments (in the six-month period ended June 30, 2025)	—	734,452	734,452
June 30, 2025	852,809,772	(92,320,257)	760,489,515
On April 1, 2025, ArcelorMittal completed the 85 million shares buyback program it announced on May 5, 2023 under the authorization given by the annual general meeting of shareholders of May 2, 2023 and continued under the April 30, 2024 annual general meeting of shareholders authorization. During the six months ended June 30, 2025, ArcelorMittal had repurchased 6.8 million shares for a total value of €189 million ($204 million) at an average price per share of €27.82 ($30.05).
On April 7, 2025, ArcelorMittal announced the commencement of a new share buyback program with share repurchases to be conducted in tranches that may be announced through May 2030. At June 30, 2025, ArcelorMittal had repurchased 2 million shares for a total value of €51 million ($58 million) at an average price per share of €25.74 ($29.25). See also 'Key transactions and events'.
Shareholders
The following table sets forth information as of June 30, 2025 with respect to the beneficial ownership and voting rights of ArcelorMittal shares by each person who is known to be the beneficial owner of more than 5% ArcelorMittal's issued share capital and the number of treasury shares.

	Shares	% of issued shares	% of voting rights
Number of issued shares	852,809,772
Number of issued shares less treasury shares	760,489,515
Significant Shareholder[1]	339,498,943	39.81%	44.64%
Treasury Shares	92,320,257	10.83%	—%
Other Public Shareholders	420,990,572	49.37%	55.36%
Total	852,809,772	100.00%	100.00%
Of which: BlackRock inc.[2]	42,609,612	4.99%	5.60%
1.The term "Significant Shareholder" means HSBC Trustee (C.I.) Limited, as trustee of a fully discretionary trust of which Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are the beneficiaries, holding ArcelorMittal shares through the following two companies: Nuavam Investments S.à r.l. and Lumen Investments S.à r.l. For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.
2.On June 12, 2024, BlackRock, Inc. provided a notification to the Company stating that it beneficially owned 4.99% of ArcelorMittal’s issued shares as of June 10, 2024. This notification is available in the Luxembourg Stock Exchange’s OAM electronic database on www.luxse.com and on the Company’s website corporate.arcelormittal.com under "Investors - Corporate Governance - Shareholding structure". These notifications were published in reference to the Luxembourg law and the Grand Ducal regulation of January 11, 2008, on transparency requirements for issuers of securities (‘Transparency Law’) in view of a shareholding notification going above or below the 5% voting rights threshold.

Interim Management Report 29
Cautionary statement regarding forward-looking statements
Cautionary statement regarding forward-looking statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal

Interim Condensed Consolidated Financial Statements

as of and for the six months ended June 30, 2025

ArcelorMittal

Interim Financial Statements	31
Condensed consolidated statements of operations
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2025	2024
Sales (including 3,950 and 4,212 of sales to related parties for the six months ended, June 30, 2025 and June 30, 2024, respectively)	30,724	32,531
Cost of sales (including purchases from related parties of 877 and 1,056 for the six months ended June 30, 2025 and June 30, 2024, respectively)	28,548	29,157
Gross margin	2,176	3,374
Selling, general and administrative expenses	1,277	1,256
Acquisition gain of Calvert (note 3)	1,858	—
Operating income	2,757	2,118
Income from investments in associates, joint ventures and other investments	346	423
Financing costs - net	2	(583)
Income before taxes	3,105	1,958
Income tax expense (note 8)	(454)	(472)
Net income (including non-controlling interests)	2,651	1,486

Net income attributable to:
Equity holders of the parent	2,598	1,442
Non-controlling interests	53	44
Net income (including non-controlling interests)	2,651	1,486

Earnings per common share (in U.S. dollar):
Basic	3.40	1.80
Diluted	3.38	1.79

Weighted average common shares outstanding (in millions):
Basic	765	802
Diluted	768	804
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

32	Interim Financial Statements
Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2025		2024
Net income (including non-controlling interests)		2,651		1,486

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
Gain (Loss) arising during the period	123		(84)
Reclassification adjustments for (gain) loss included in the condensed consolidated statements of operations and financial position (basis adjustment)	(94)		(158)
	29		(242)
Exchange differences arising on translation of foreign operations:
Gain (Loss) arising during the period	2,992		(1,761)
	2,992		(1,761)
Share of other comprehensive income related to associates and joint ventures:
Gain (Loss) arising during the period	463		(193)
Reclassification adjustments for gain included in the condensed consolidated statements of operations and financial position (basis adjustment)	(91)		(22)
	372		(215)
Income tax (income) expense related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(47)		258
Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
Gain arising during the period	6		10
Share of other comprehensive gain related to associates and joint ventures	11		14
	17		24
Employee benefits - Recognized actuarial gain	—		—
Share of other comprehensive income related to associates and joint ventures	(2)		(7)
Income tax expense related to components of other comprehensive income that cannot be recycled to the Consolidated Statements of Operations	(18)		—
	(20)		(7)
Total other comprehensive income (loss)	3,343		(1,943)
Total other comprehensive income (loss) attributable to:
Equity holders of the parent	3,236		(1,891)
Non-controlling interests	107		(52)
		3,343		(1,943)
Total comprehensive income (loss)		5,994		(457)
Total comprehensive income attributable to:
Equity holders of the parent		5,834		(449)
Non-controlling interests		160		(8)
Total comprehensive income (loss)		5,994		(457)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	33
Condensed consolidated statements of financial position
(in millions of U.S. dollar, except share and per share data)

	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	5,358	6,400
Restricted cash	85	84
Trade accounts receivable and other (including 291 and 322 from related parties at June 30, 2025 and December 31, 2024, respectively)	4,628	3,375
Inventories (note 2)	19,126	16,501
Prepaid expenses and other current assets	3,576	3,022
Assets held for sale (note 5)	199	—
Total current assets	32,972	29,382

Non-current assets:
Goodwill and intangible assets	5,343	4,453
Property, plant and equipment and biological assets	39,621	33,311
Investments in associates and joint ventures (note 4)	10,668	11,420
Other investments	342	299
Deferred tax assets	8,586	8,942
Other assets	1,346	1,578
Total non-current assets	65,906	60,003
Total assets	98,878	89,385

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 9)	3,173	2,748
Trade accounts payable and other (including 285 and 291 to related parties at June 30, 2025 and December 31, 2024, respectively)	12,741	12,921
Short-term provisions (note 11)	1,036	938
Accrued expenses and other liabilities	6,048	4,738
Income tax liabilities	499	480
Liabilities held for sale (note 5)	103	—
Total current liabilities	23,600	21,825

Non-current liabilities:
Long-term debt, net of current portion (note 9)	10,559	8,815
Deferred tax liabilities	2,429	2,338
Deferred employee benefits	2,521	2,338
Long-term provisions (note 11)	1,750	1,361
Other long-term obligations	1,549	1,422
Total non-current liabilities	18,808	16,274
Total liabilities	42,408	38,099

Commitments and contingencies (note 14 and note 15)

Equity (note 7):
Equity attributable to the equity holders of the parent	54,378	49,223
Non-controlling interests	2,092	2,063
Total equity	56,470	51,286
Total liabilities and equity	98,878	89,385
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

34	Interim Financial Statements
Condensed consolidated statements of changes in equity
(in millions of U.S. dollar, except share and per share data)

						Reserves
						Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2023	819	303	(849)	27,185	46,264	(18,441)	1,978	(4)	(2,475)	53,961	2,107	56,068
Net income (including non-controlling interests)	—	—	—	—	1,442	—	—	—	—	1,442	44	1,486
Other comprehensive (loss) income	—	—	—	—	—	(1,742)	(166)	24	(7)	(1,891)	(52)	(1,943)
Total comprehensive (loss) income	—	—	—	—	1,442	(1,742)	(166)	24	(7)	(449)	(8)	(457)
Recognition of share-based payments	1	—	21	2	—	—	—	—	—	23	—	23
Share buyback	(35)	—	(900)	—	—	—	—	—	—	(900)	—	(900)
Dividend	—	—	—	—	(397)	—	—	—	—	(397)	(93)	(490)
Disposal of Erdemir shares	—	—	—	—	75	—	—	(75)	—	—	—	—
Increase in non-controlling interests in Finocas NV	—	—	—	—	—	—	—	—	—	—	68	68
Other movements	—	—	—	—	(34)	—	—	—	—	(34)	21	(13)
Balance at June 30, 2024	785	303	(1,728)	27,187	47,350	(20,183)	1,812	(55)	(2,482)	52,204	2,095	54,299
Balance at December 31, 2024	769	303	(2,117)	27,190	47,254	(22,296)	1,321	(50)	(2,382)	49,223	2,063	51,286
Net income (including non-controlling interests)	—	—	—	—	2,598	—	—	—	—	2,598	53	2,651
Other comprehensive income (loss)	—	—	—	—	—	3,304	(65)	17	(20)	3,236	107	3,343
Total comprehensive income (loss)	—	—	—	—	2,598	3,304	(65)	17	(20)	5,834	160	5,994
Recognition of share-based payments	—	—	19	11	—	—	—	—	—	30	—	30
Shares buyback	(9)	—	(262)	—	—	—	—	—	—	(262)	—	(262)
Dividend	—	—	—	—	(421)	—	—	—	—	(421)	(56)	(477)
Capital decrease in Arceo	—	—	—	—	9	—	—	—	—	9	(97)	(88)
Acquisition of AMTBA (note 3)	—	—	—	—	(31)	—	—	—	—	(31)	20	(11)
Other movements	—	—	—	—	(4)	—	—	—	—	(4)	2	(2)
Balance at June 30, 2025	760	303	(2,360)	27,201	49,405	(18,992)	1,256	(33)	(2,402)	54,378	2,092	56,470
1.Excludes treasury shares
2.In millions of shares

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	35
Condensed consolidated statements of cash flows
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2025	2024
Operating activities:
Net income (including non-controlling interests)	2,651	1,486

Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,353	1,277
Impairment	194	—
Acquisition of Calvert (note 3)	(1,858)	—
Interest expense	270	313
Interest income	(149)	(243)
Income tax expense (note 8)	454	472
Income from associates, joint ventures and other investments	(346)	(423)
Provisions on pension and other post-employment benefit liabilities	105	114
Unrealized foreign exchange effects	54	416
Write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	727	266

Changes in assets and liabilities that provided (required) cash:
Change in working capital	(1,491)	(1,635)
Provision movements and other liabilities	(766)	(461)
VAT and other amounts recoverable from public authorities	408	30
Interest paid	(375)	(373)
Interest received	173	229
Cash contributions to plan assets and benefits paid for pensions and other post-employment benefit liabilities	(155)	(125)
Dividends received from associates, joint ventures and other investments	135	58
Income tax paid	(322)	(428)
Net cash provided by operating activities	1,062	973

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,853)	(2,221)
Acquisitions of net assets of subsidiaries, net of cash acquired of 338 and 249 for the six months ended June 30, 2025 and June 30, 2024 respectively (note 3)	174	(184)
Capital increase in Tuper (note 3)	(83)	—
Disposal of common shares in Erdemir	—	227
Proceeds from repayment of a loan in connection with the sale of ArcelorMittal Temirtau	101	111
Other investing activities (net)	(131)	63
Net cash used in investing activities	(1,792)	(2,004)

Financing activities:
Proceeds from short-term and long-term debt	974	1,493
Payments of short-term and long-term debt	(1,135)	(820)
Share buyback (note 7)	(262)	(890)
Dividends paid (note 7)	(256)	(284)
Proceeds from non-controlling interests	—	68
Payment of principal portion of lease liabilities and other financing activities	(111)	(113)
Net cash used in financing activities	(790)	(546)
Net decrease in cash and cash equivalents	(1,520)	(1,577)
Effect of exchange rate changes on cash	507	(271)
Cash and cash equivalents:
At the beginning of the period	6,400	7,686
Reclassification of the period-end cash and cash equivalents to assets held for sale	(29)	—
At the end of the period	5,358	5,838
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

36	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the interim condensed consolidated financial statements
The interim condensed consolidated financial statements of ArcelorMittal and its Subsidiaries ("ArcelorMittal" or the "Company") as of June 30, 2025 and for the six months then ended (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting". They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2024, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Interim Financial Statements are unaudited and were authorized for issuance on August 1, 2025 by the Company’s Board of Directors.
Material accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell. In addition, assets and liabilities held for sale are measured at the lower of carrying amount and fair value less cost to sell and inventories are measured at the lower of net realizable value or cost. The Company also applies hyperinflationary accounting for the tinancial statements of its
Venezuelan and Argentinian operations. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2024.

On January 1, 2025, the Company adopted 'Lack of Exchangeability (Amendments to IAS 21)' as published by the IASB on August 15, 2023 and that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not and how an entity determines the exchange rate to apply when a currency is not exchangeable. The amendments also require the disclosure of additional information when a currency is not exchangeable. The adoption of this amendment did not have a material impact on Company's Interim Financial Statements.
Use of judgment and estimates
The preparation of Interim Financial Statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2025 and December 31, 2024, is comprised of the following:

	June 30, 2025	December 31, 2024
Finished products	6,070	4,853
Production in process	5,097	4,177
Raw materials	5,286	5,245
Manufacturing supplies, spare parts and other [1]	2,673	2,226
Total	19,126	16,501
1.Manufacturing supplies, spare parts and other consist of spare parts of 2.1 billion and manufacturing and other of 0.6 billion as of June 30, 2025. Manufacturing supplies, spare parts and other consist of spare parts of 1.7 billion and manufacturing and other of 0.5 billion as of December 31, 2024.
The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense are 260 and 365 during the six months ended June 30, 2025 and 2024, respectively.

Interim Financial Statements	37
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

NOTE 3 – ACQUISITIONS
On June 18, 2025, pursuant to an equity purchase agreement dated October 11, 2024 between ArcelorMittal and Nippon Steel Corporation ("NSC") with respect to their joint venture AMNS Calvert ("Calvert"), in connection with the proposed acquisition of U.S. Steel by NSC with respect to an agreement dated December 18, 2023 and approved by the U.S. administration on June 13, 2025, ArcelorMittal acquired control of Calvert following the acquisition of NSC's 50% stake. The flat steel processing facility based in Calvert, Alabama (United States) has a hot strip mill, pickling and cold rolling facilities and finishing facilities with 5.3, 3.6 and 2.1 million tonnes capacity, respectively. The cash consideration paid by the Company to acquire NS Kote Inc., which holds the 50% interest in Calvert (in addition to 638 cash injected by NSC to repay debt of Calvert at acquisition date and 248 shareholder loan forgiven by NSC) was 1 U.S. dollar (cash acquired of 263). The acquisition also includes a new seven-year domestic slab supply agreement with NSC averaging 750,000 tonnes per year. Net settlement of preexisting relationships amounted to 452 (including 248 of shareholder loan, 106 of trade payables and 105 of dividend payable). ArcelorMittal incurred 2 acquisition-related costs recognized in selling, general and administrative expenses, The Company remeasured its previously held 50% equity interest in Calvert at its acquisition-date fair value and recognized the resulting 13 gain in income from joint ventures, associates and other investments. The acquisition-date fair value of identifiable assets and liabilities has been measured on a provisional basis at June 30, 2025. The Company intends to complete such measurement during the second half of 2025. The fair value of acquired receivables was 472. The Company recognized 1,858 bargain purchase gain in operating income on a preliminary basis resulting from the specific context of the sale by NSC of its interest in Calvert required in connection with NSC's acquisition of U.S. Steel. Calvert is part of the North America reportable segment. Revenue and net income since acquisition date were 169 and 16, respectively.
On April 1, 2025, ArcelorMittal increased its interest in the joint venture ArcelorMittal Tailored Blanks Americas ("AMTBA") from 80% to 90% and acquired control following certain amendments of the shareholders' agreement. AMTBA manufactures light-weighting solutions for the automotive industry through laser welding and has facilities across Canada, the United States and Mexico. Total consideration was 31 (5 cash outflow net of cash acquired of 13 and outstanding loan of 13). ArcelorMittal granted a put option exercisable between January 1, 2030 and December 31, 2033 to the non-controlling interest and recognized accordingly a 31 financial liability at amortized cost measured at the present value of the redemption amount. The Company remeasured its previously held 80% equity interest in AMTBA at its acquisition-
date fair value and recognized the resulting 145 gain in income from joint ventures, associates and other investments. The Company measured the acquisition-date fair value of identifiable assets and liabilities at June 30, 2025 on a provisional basis and intends to complete such measurement during the second half of 2025. Current assets include 51 trade receivables. ArcelorMittal recognized 97 goodwill. Goodwill is not deductible for tax purposes. AMTBA is part of the North America reportable segment. Revenue and net loss since acquisition date were 90 and 3, respectively.
On May 5, 2025, following approval by the Brazilian antitrust authority CADE on April 4, 2025, ArcelorMittal acquired control of the Brazilian pipe producer Tuper S.A. ("Tuper"), a joint venture in which it already held a 40% interest. Tuper is one of the largest steel processing companies in Latin America serving the oil and gas, civil construction, infrastructure, industrial and automotive markets. The acquisition of the 60% interest in Tuper involved a 83 cash-settled capital increase of the joint venture subscribed by ArcelorMittal on April 25, 2025 pursuant to which ArcelorMittal's interest increased from 40% to 54.7% and a 155 total consideration (84 cash outflow net of cash acquired of 62 and outstanding loan of 9) for the acquisition of the remaining 45.3% interest providing control. Net settlement of preexisting relationships amounted to 52. The Company remeasured its previously held equity interest in Tuper at its acquisition-date fair value and recognized the resulting 25 gain in income from joint ventures, associates and other investments. The acquisition-date fair value of identifiable assets and liabilities has been measured on a provisional basis at June 30, 2025. The Company intends to complete such measurement during the second half of 2025. Tuper is part of the Brazil reportable segment. Current assets include 55 trade receivables. Revenue and net income since acquisition date were 57 and 5, respectively.
On July 25, 2025, ArcelorMittal signed a share purchase agreement to acquire a 89.69% interest in Tekno S.A. - Indústria e Comércio, a pioneer in the implementation of coil coating in Brazil. The Company will carry out a public tender offer for the remaining shares upon closing of the transaction, which is subject to certain conditions precedent including approval by the Brazilian antitrust authority (CADE).
Revenue and net income attributable to the equity holders of the parent of the Company for six months ended June 30, 2025 were 33,270 and 2,744, respectively, as though ArcelorMittal had completed the Calvert, AMTBA and Tuper acquisitions as of January 1, 2025.

38	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
The table below summarizes the provisional acquisition-date carrying value of identifiable assets and liabilities assumed during the six months ended June 30, 2025 for Calvert, AMTBA and Tuper.

	Calvert	AMTBA	Tuper
Current assets	1,985	104	97
Property, plant and equipment	2,727	241	64
Intangible assets	—	70	1
Other non-current assets	—	12	28
Total assets	4,712	427	190
Deferred tax liabilities	137	42	—
Other liabilities	1,631	199	65
Total liabilities	1,768	241	65
Net assets acquired	2,944	186	125
Consideration paid, net of cash acquired (received)	(263)	5	84
Settlement of pre existing relationships	452	—	52
Settlement of outstanding receivable	—	13	9
Fair value of previously held interest	897	245	142
Non-controlling interests	—	20	—
Goodwill (bargain purchase gain)	(1,858)	97	162
NOTE 4 - INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS
As of June 30, 2025, the Company reviewed the recoverable amount based on a value in use calculation of its investment in Tameh Holding ("Tameh"), a joint venture between ArcelorMittal and Tauron Polska Energia S.A. ("Tauron") including three energy production facilities located in Poland and recognized accordingly a 81 impairment loss.
NOTE 5 - ASSETS HELD FOR SALE
On June 20, 2025, ArcelorMittal signed a sale and purchase agreement to sell its operations in Bosnia and Herzegovina ("Bosnia"), ArcelorMittal Zenica, an integrated steel plant, and ArcelorMittal Prijedor, an iron ore mining business which supplies the Zenica plant, to Pavgord Group. The transaction is expected to close in the third quarter of 2025, subject to merger control clearance and the fulfilment of all conditions precedent. The Company classified the assets and liabilities of ArcelorMittal Zenica and ArcelorMittal Prijedor, which are part of the Europe reportable segment, as held for sale at June 30, 2025. The fair value measurement was determined using the contract price, a Level 3 fair value measurement. Accordingly, in order to decrease the carrying amount to fair value less cost to sell, the Company recognized a 205 impairment loss including 194 recognized in cost of sales relating to property, plant and equipment for 143 and current assets for 51 and 11 in income from associates, joint ventures and other investments with respect to a joint venture of ArcelorMittal Zenica. The cumulative foreign exchange loss recognized in other comprehensive income amounted to 43 at June 30, 2025.
In addition, in the context of a divestment process which completed on July 28, 2025 with the signature by the Company of a sale and purchase agreement to sell ArcelorMittal's tubular products facility ArcelorMittal Tubular Products Iasi and which is still ongoing with respect to ArcelorMittal Tubular Products Roman, the carrying amount of such assets and liabilities was classified as held for sale as of June 30, 2025. Both facilities (in aggregate "AMTP") are located in Romania and are part of the Sustainable Solutions reportable segment. The cumulative foreign exchange loss recognized in other comprehensive income amounted to 1 at June 30, 2025.
The table below provides the details for the entities classified as held for sale at June 30, 2025.

	June 30, 2025
	Bosnia	AMTP	Total
Current Assets:
Cash and cash equivalents	28	1	29
Trade accounts receivable, prepaid expenses and other current assets	33	17	50
Inventories	70	37	107
Total Current Assets	131	55	186
Non-current Assets:
Property, plant and equipment	—	13	13
Total Non-current Assets	—	13	13
Total Assets	131	68	199

Current Liabilities:
Trade accounts payables, accrued expenses and other liabilities	58	41	99
Total Current Liabilities	58	41	99
Non-current Liabilities:
Other long-term liabilities	2	2	4
Total Non-current Liabilities	2	2	4
Total Liabilities	60	43	103

Interim Financial Statements	39
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
As of June 30, 2025, the Company assessed the existence of any impairment indicator with respect to property, plant and equipment and goodwill across all its cash-generating units ("CGUs") and concluded that no such indicators were identified.
For ArcelorMittal Kryvyi Rih ("AMKR") CGU and ArcelorMittal South Africa ("AMSA") group of cash-generating units ("GCGU"), which had lower headrooms at year-end, the Company performed sensitivity analyses to support its conclusion that no indicators of impairment were present.
In the case of AMKR, scenario analysis was conducted to reflect updated assumptions regarding the timing of a return to pre-war conditions. The value-in-use calculation applied differentiated discount rates, incorporating a higher country risk premium through 2026 and reverting to a pre-war premium thereafter.
For the AMSA GCGU, where the Long Steel Business was impaired at year-end, the Company sensitized the annual impairment model using updated forecasts. This sensitivity analysis confirmed that sufficient headroom exists under the updated scenario.
NOTE 7 – EQUITY AND NON-CONTROLLING INTERESTS
Share capital
The aggregate number of shares issued and fully paid up and share capital amounted to 852,809,772 and 303, as of June 30, 2025 and December 31, 2024, respectively.
Authorized shares
Authorized share capital amounted to 395 represented by 1,111,418,599 ordinary shares without nominal value as of June 30, 2025 and December 31, 2024, respectively.
Dividends
On May 6, 2025 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.55 per share. The dividend amounted to 421 and payment includes two installments; the first installment of 210 was paid on June 11, 2025 and the second one will be settled on December 3, 2025. During the six months ended June 30, 2025, dividend to non-controlling interests amounted to 56 (of which 46 paid as of June 30, 2025).
Share buyback
On April 1, 2025, ArcelorMittal completed the 85 million shares buyback program it announced on May 5, 2023 under the authorization given by the annual general meeting of shareholders of May 2, 2023 and continued under the April 30, 2024 annual general meeting of shareholders authorization. During the six months ended June 30, 2025, ArcelorMittal had repurchased 6.8 million shares for a total value of €189 million (204) at an average price per share of €27.82 ($30.05).
On April 7 2025, ArcelorMittal announced the commencement of a new share buyback program with share repurchases to be conducted in tranches that may be announced through May 2030. Repurchases under the first tranche of the program, which is for up to 10 million shares, commenced immediately, under the authorization given by the annual general meeting of shareholders of April 30, 2024, and subsequently under the authorization of the annual general meeting of shareholders held on May 6, 2025. The actual amount of shares to be repurchased in various tranches pursuant to the program will depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual free cash flow), the continued authorization by shareholders and market conditions. The shares acquired under the program are intended primarily to reduce ArcelorMittal’s share capital, to meet ArcelorMittal’s obligations arising from employee share programs and/or to meet such other purposes as announced at the time of each tranche. At June 30, 2025, ArcelorMittal had repurchased 2 million shares for a total value of €51 million (58) at an average price per share of €25.74 ($29.25).
Treasury shares
ArcelorMittal held 92.3 million and 84.3 million treasury shares, at June 30, 2025 and December 31, 2024, respectively.
Non-controlling interests
On June 30, 2025, Arceo completed a €75 million (88) capital decrease (the cash settlement will occur in the second half of 2025) pursuant to which the non-controlling interest held by Wallonie Entreprendre decreased by 97 from 62.86% to 38.11%.
NOTE 8 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate for jurisdictions where the Group operates combined with the tax impact of the events that are recorded discretely within the reporting period.
The income tax expense was 454 and 472 for the six months ended June 30, 2025 and 2024, respectively.

40	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
NOTE 9 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2025	December 31, 2024
Short-term bank loans and other credit facilities[1]	1,462	1,016
Current portion of long-term debt	1,525	1,550
Lease obligations	186	182
Total	3,173	2,748
1.Includes short-term loans, overdrafts and commercial paper. The weighted average interest rate on short-term borrowings outstanding was 4.2% and 5.0% as of June 30, 2025 and December 31, 2024, respectively.

ArcelorMittal entered into certain short-term committed bilateral credit facilities renewable on an annual basis. As of June 30, 2025, the facilities, in total 0.4 billion, remained fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2025, the outstanding amount was 963.
The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2025	December 31, 2024
Corporate

5.5 billion Revolving Credit Facility	2030	Floating		—	—
500 Unsecured Notes	2025	Fixed	6.13%	—	184
€750 million Unsecured Notes	2025	Fixed	1.75%	878	778
750 Unsecured Notes	2026	Fixed	4.55%	401	400
€600 million Unsecured Notes	2026	Fixed	4.88%	701	621
1.2 billion Unsecured Notes	2027	Fixed	6.55%	1,196	1,196
€500 million Unsecured Notes	2028	Fixed	3.13%	581	515
500 Unsecured Notes	2029	Fixed	4.25%	497	496
€500 million Unsecured Notes	2031	Fixed	3.50%	579	513
1.0 billion Unsecured Notes	2032	Fixed	6.80%	990	990
500 Unsecured Notes	2034	Fixed	6.00%	496	496
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	673	672
1.0 billion Unsecured Notes	2041	Fixed	6.75%	429	428
500 Unsecured Notes	2054	Fixed	6.35%	491	491
EIB loan	2025	Fixed	1.16%	—	15
EIB loan	2032	Floating	3.35%	288	273
Schuldschein loans	2027	Fixed	3.01%	77	94
Schuldschein loans	2027-2030	Floating	3.3% - 3.6%	1,154	659
Other loans	2029 - 2035	Floating	2.4% - 3.8%	193	191
Total Corporate				9,624	9,012
Subsidiaries
Other loans				1,466	501
Total				11,090	9,513
Less current portion of long-term debt				(1,525)	(1,550)
Total long-term debt (excluding lease obligations)				9,565	7,963
Long-term lease obligations[2]				994	852
Total long-term debt, net of current portion				10,559	8,815
1.Rates applicable to balances outstanding at June 30, 2025, including the effect of decreases or increases following upgrades or downgrades, respectively. For debt that has been redeemed in its entirety during first half of 2025, the interest rate refers to the rates at the repayment date.
2.Net of current portion of 186 and 182 as of June 30, 2025 and December 31, 2024, respectively. See note 13.

Interim Financial Statements	41
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

Corporate
Main credit facility
On May 29, 2024, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). The Facility incorporates a single tranche of 5.5 billion maturing on May 29, 2029, with two one year extension options. On April 30, 2025, ArcelorMittal exercised the option to extend the Facility's maturity by one year to May 29, 2030. The Facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The margin applicable to ArcelorMittal’s principal credit facilities (the Facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. On June 9, 2025, Standard & Poor's upgraded ArcelorMittal's credit rating from ‘BBB-‘ to ‘BBB’ on improved business and assigned a ‘Stable’ outlook. On February 19, 2024, Moody’s revised ArcelorMittal outlook to 'Positive' from 'Stable' on expected strengthening of its business profile and structurally improving its profitability, and affirmed the ‘Baa3’ investment grade rating. The Facility may be used for general corporate purposes and was fully available as of June 30, 2025. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into a 500 revolving multi-currency letter of credit facility (the "Letter of Credit Facility"). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit facility, whose amount and maturity have been revised from time to time, amounted to 445 at June 30, 2025. On July 31, 2024, the Company refinanced its Letter of Credit Facility by entering into a 445 revolving multicurrency letter of credit facility, with maturity extended from July 31, 2024 to July 31, 2027 with two one year extension options. The Letter of Credit Facility also includes an accordion clause which allows the Company to invite lenders to increase their commitments up to 595 in aggregate. On March 18, 2025, the Company exercised the option to extend the maturity by one year to July 31, 2028. On July 28, 2025 the Company exercised the accordion clause to increase the total amount of the Letter of Credit Facility by 55 to 500.
Bonds
On June 17, 2025, at maturity, ArcelorMittal fully repaid the outstanding 184 of its 500 Fixed Rate Notes due 2025.
European Investment Bank ("EIB") loan
On June 2, 2021, ArcelorMittal signed a €280 million finance contract with the European Investment Bank ("EIB") for funding of research, development and innovation projects in Europe over the period of 2021-2023. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. On March 16, 2022, ArcelorMittal withdrew the facility in full. As of June 30, 2025, €245 million (288) was outstanding.
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the EIB in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in Poland and Luxembourg. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2025, the facility was fully reimbursed.
Other loans
On June 24, 2025, ArcelorMittal completed the offering of a €310 million variable rate loan, a €80 million variable rate loan, and a €310 million variable rate loan in the German Schuldschein market. The proceeds of these issuances were used for general corporate purposes. As of June 30, 2025, €697 million (817) was outstanding.

On May 4, 2022, ArcelorMittal completed the offering of a €346.5 million variable rate loan, a €24.5 million fixed rate loan, a €263 million variable rate loan and a €66 million fixed rate loan in the German Schuldschein market. On May 6, 2022, the Company further completed the offering of a €25 million fixed rate loan. The proceeds of these issuances were used for general corporate purposes. On May 13, 2025, at maturity, ArcelorMittal fully repaid €371 million. As of June 30, 2025, €354 million (414) was outstanding.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due on December 28, 2029. The outstanding amount in total as of June 30, 2025 was €88 million (103).
Subsidiaries
Main other loans
On December 15, 2022, ArcelorMittal Kryvyi Rih entered into a 100 loan agreement with EBRD for working capital purposes. As of June 30, 2025, 100 was outstanding.

42	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
On November 17, 2023, ArcelorMittal Kryvyi Rih entered into a 150 loan agreement with EBRD for working capital purposes. 80 were committed and fully drawn as of June 30, 2025. 70 will be committed by EBRD at their discretion during the second half of 2025 upon ArcelorMittal Kryvyi Rih's request.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. The facility was amended and extended on July 26, 2019 to July 26, 2022. On August 23, 2021, the facility was further amended and restated for an amount of 3.5 billion South African rand and with a maturity of September 3, 2024. On August 30, 2023, the facility was further amended and restated for an amount of 4.5 billion South African rand and with a maturity of September 7, 2026. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes and is not guaranteed by ArcelorMittal. As of June 30, 2025, 3.5 billion South African rand (197) was drawn. The borrowing base facility at ArcelorMittal South Africa remains subject to a financial covenant as of June 30, 2025. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations.
On December 12, 2023, Calvert signed a 300 Receivables Facility Agreement maturing on December 8, 2025. As of June 30, 2025, 225 was drawn under the agreement.
In June and December 2024, the Industrial Development Authority of Mobile County issued tax-exempt bonds of 378 and 480, respectively, with a final maturity of June 1, 2054 and December 1, 2054, respectively, with Calvert. The bond proceeds support the construction and equipping of solid waste disposal infrastructure and related industrial facilities, including a melt shop in Calvert, Alabama. As of June 30, 2025, 843 was outstanding under these agreements.
Other
The other loans relate to various debt with banks and public institutions.
Hedge of net investments
A portion of the Company's euro denominated debt (€4,438 million as of June 30, 2025) is designated as a hedge of certain euro denominated investments (€8,269 million as of June 30,
2025) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
For the six months ended June 30, 2025, the Company recognized in other comprehensive income within the foreign exchange translation reserve 619 foreign exchange loss arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments.
NOTE 10 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in exchange rates, the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
As of June 30, 2025, the outstanding balance of receivables sold as true sales of receivables amounted to 4.6 billion (4.4 billion at December 31, 2024). In addition, the Company estimates that about 2.2 billion of trade payables were subject to early discount by its suppliers as of June 30, 2025 as compared to 2.8 billion as of December 31, 2024.
Fair value versus carrying amount
The estimated fair value of certain financial instruments is determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2025.

Interim Financial Statements	43
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	5,358	—	5,358	—	—	—
Restricted cash*	85	—	85	—	—	—
Trade accounts receivable and other	4,628	—	4,261	—	367	—
Inventories	19,126	19,126	—	—	—	—
Prepaid expenses and other current assets	3,576	1,452	1,886	—	—	238
Assets classified as held for sale	199	199	—	—	—	—
Total current assets	32,972	20,777	11,590	—	367	238

Non-current assets:
Goodwill and intangible assets	5,343	5,343	—	—	—	—
Property, plant and equipment and biological assets	39,621	39,512	—	109	—	—
Investments in associates and joint ventures	10,668	10,668	—	—	—	—
Other investments	342	—	—	—	342	—
Deferred tax assets	8,586	8,586	—	—	—	—
Other assets	1,346	492	593	136	—	125
Total non-current assets	65,906	64,601	593	245	342	125
Total assets	98,878	85,378	12,183	245	709	363

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	3,173	—	3,173	—	—	—
Trade accounts payable and other	12,741	—	12,741	—	—	—
Short-term provisions	1,036	1,020	16	—	—	—
Accrued expenses and other liabilities	6,048	1,543	4,107	—	—	398
Income tax liabilities	499	499	—	—	—	—
Liabilities classified as held for sale	103	103	—	—	—	—
Total current liabilities	23,600	3,165	20,037	—	—	398

Non-current liabilities:
Long-term debt, net of current portion	10,559	—	10,559	—	—	—
Deferred tax liabilities	2,429	2,429	—	—	—	—
Deferred employee benefits	2,521	2,521	—	—	—	—
Long-term provisions	1,750	1,749	1	—	—	—
Other long-term obligations	1,549	300	1,018	—	—	231
Total non-current liabilities	18,808	6,999	11,578	—	—	231

Equity:
Equity attributable to the equity holders of the parent	54,378	54,378	—	—	—	—
Non-controlling interests	2,092	2,092	—	—	—	—
Total equity	56,470	56,470	—	—	—	—
Total liabilities and equity	98,878	66,634	31,615	—	—	629
*Restricted cash of 85 include a cash deposit of 69 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 13 in connection with the mandatory convertible bonds as of June 30, 2025.

44	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	105	—	237	342
Trade accounts receivable and other subject to TSR programs*	—	—	367	367
Derivative financial current assets	—	235	3	238
Derivative financial non-current assets	—	125	—	125
Total assets at fair value	105	360	607	1,072
Liabilities at fair value:
Derivative financial current liabilities	—	398	—	398
Derivative financial non-current liabilities	—	198	33	231
Total liabilities at fair value	—	596	33	629
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	88	—	211	299
Trade accounts receivable and other subject to TSR programs*	—	—	224	224
Derivative financial current assets	—	305	—	305
Derivative financial non-current assets	—	133	—	133
Total assets at fair value	88	438	435	961
Liabilities at fair value:
Derivative financial current liabilities	—	327	—	327
Derivative financial non-current liabilities	—	311	32	343
Total liabilities at fair value	—	638	32	670
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
Portfolio of derivatives
Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, emission rights and others. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

Interim Financial Statements	45
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2025 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	59	1	213	—
Total interest rate instruments		1		—
Foreign exchange rate instruments
Forward purchase of contracts	186	4	574	(14)
Forward sale of contracts	448	5	435	(20)
Currency swaps sales	2,187	74	4,851	(82)
Currency swaps purchases	755	20	4,514	(163)
Exchange option purchases	5,412	83	94	(1)
Exchange options sales	111	1	5,450	(145)
Total foreign exchange rate instruments		187		(425)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	810	56	536	(26)
Term contracts purchases	1,083	114	1,004	(116)
Options sales/purchases	86	2	544	(29)
Total raw materials (base metal), freight, energy, emission rights and others		172		(171)
Total		360		(596)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2024 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	8	—	20	—
Total interest rate instruments		—		—
Foreign exchange rate instruments
Forward purchase of contracts	499	35	195	(39)
Forward sale of contracts	59	6	1,088	(113)
Currency swaps sales	1,189	7	3,734	(55)
Currency swaps purchases	2,614	151	1,701	(17)
Exchange option purchases	4,203	67	75	—
Exchange options sales	1	—	3,602	(294)
Total foreign exchange rate instruments		266		(518)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	386	26	302	(44)
Term contracts purchases	571	146	651	(76)
Option sales/purchases	3	—	—	—
Total raw materials (base metal), freight, energy, emission rights and others		172		(120)
Total		438		(638)

46	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
Derivative financial instruments classified as Level 3:
The fair valuation of Level 3 derivative instruments is established at each reporting date and compared to the prior period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
Electricity option
ArcelorMittal and an electricity supplier entered into a multibuyer power supply contract on French market. Other clients of this contract are committed to purchase electricity from the supplier with opt-out rights to be exercised in 2029 for 2030-2034 delivery period. The Company is committed to acquire up to 51% of the opt-out volumes.
The fair value of the option is based on the Black-Scholes model using a Monte Carlo numerical calculation approach. Observable input data used in the valuation include euro zero coupon yield curve and electricity forward prices for tenors quoted by the European Energy Exchange (EEX). Unobservable input data is used to measure fair value to the extent relevant observable inputs are not available. For instance, electricity forward prices are extrapolated for tenors not quoted by EEX and volatility is computed based on historical settlement prices.
The following table summarizes the reconciliation of the fair value of the financial instruments classified as Level 3 :

Electricity option
Balance as of December 31, 2023	(82)
Change in fair value	42
Balance as of June 30, 2024	(40)
Change in fair value	8
Balance as of December 31, 2024	(32)
Change in fair value	(1)
Balance as of June 30, 2025	(33)
The fair value movement relating to the Level 3 derivative instrument is recognized in financing costs-net in the consolidated statements of operations.
NOTE 11 – PROVISIONS
Provisions as of June 30, 2025 and December 31, 2024 are comprised of the following:

	June 30, 2025	December 31, 2024
Environmental	544	506
Emission rights	717	420
Asset retirement obligations	510	478
Site restoration	119	109
Staff related obligations	242	144
Voluntary separation plans	83	86
Litigation and contingencies (see note 15)	339	305
Tax claims	86	79
Other legal claims and contingencies	253	226
Commercial agreements and onerous contracts	18	33
Other	214	217
Total	2,786	2,298
Short-term provisions	1,036	938
Long-term provisions	1,750	1,361
Total	2,786	2,298
NOTE 12 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in six operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the CODM to make decisions about resources to be allocated to the segment and assess its performance. Segment performance is measured based on income from investments in associates, joint ventures and other investments for India and JVs and operating income for the other operating segments. The Company CODM is the Executive Office comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
ArcelorMittal's operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and

Interim Financial Statements	47
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•North America represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States. North America produces hot briquetted iron and flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. North America also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the North America operations includes sourcing from iron ore captive mines in Mexico to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of Europe operations includes sourcing from iron ore captive mines in Bosnia & Herzegovina.
•India and JVs includes all of the Company's interests in joint ventures, associates and other investments. India is a high growth vector of the Company, with its assets well-positioned to grow with the domestic market.
•Sustainable Solutions is focused on growing niche businesses providing vital added-value support to growing sustainable related applications from a low-carbon, capital light asset base. These businesses include: a) Construction solutions: product offerings include sandwich panels (e.g. insulation), profiles and turnkey pre-fabrication solutions to assist building in smarter ways and reduce the carbon footprint of buildings; b) Projects: product range includes plates, pipes & tubes, wire ropes, reinforced steels, providing high-quality & sustainable steel solutions for energy projects and supporting offshore wind, energy transition and onshore construction; c) Industeel: electric arc furnace based capacity for high quality steel grades designed to meet demanding customer specifications (e.g. XCarb® for wind turbines) and supplying a wide range of industries (energy, chemicals, mechanical engineering, machinery, infrastructure, defense & security); d) Renewables: investments in renewable energy projects; e) Metallics: investment and development of the Company’s scrap recycling and collection capabilities; f) Distribution & service centers: European services processor including slitting, cut-to-length, multi blanking, and press blanking and operating through an extensive network.
•Mining segment comprises the mines owned by ArcelorMittal in Canada and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.

48	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	North America	Brazil	Europe	India and JVs	Sustainable solutions	Mining	Others*	Elimination	Total
Six months ended June 30, 2025
Sales to external customers	5,964	4,748	13,163	—	4,648	588	1,613	—	30,724
Intersegment sales**	15	716	1,708	—	657	1,004	219	(4,319)	—
Operating income (loss)	2,198	169	240	—	114	449	(377)	(36)	2,757
Depreciation and amortization	(277)	(176)	(563)	—	(101)	(133)	(103)	—	(1,353)
Acquisition gain of Calvert	1,858	—	—	—	—	—	—	—	1,858
Impairment	—	—	(194)	—	—	—	—	—	(194)
Income from investments in associates, joint ventures and other investments	—	—	—	346	—	—	—	—	346
Capital expenditures	223	319	623	—	130	443	128	(13)	1,853
Six months ended June 30, 2024
Sales to external customers	6,443	5,212	13,843	—	4,762	496	1,775	—	32,531
Intersegment sales**	66	1,082	1,826	—	1,018	874	256	(5,122)	—
Operating income (loss)	923	627	263	—	81	396	(224)	52	2,118
Depreciation and amortization	(249)	(182)	(542)	—	(84)	(131)	(89)	—	(1,277)
Income from investments in associates, joint ventures and other investments	—	—	—	423	—	—	—	—	423
Capital expenditures	211	414	718	—	240	497	141	—	2,221
*Others mainly include holdings and services companies and the Company's operations in Ukraine and South Africa. Others also include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**Transactions between segments are reported on the same basis of accounting as transactions with third parties.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2025	2024
Operating income	2,757	2,118
Income from investments in associates, joint ventures and other investments	346	423
Financing costs - net	2	(583)
Income before taxes	3,105	1,958
Income tax expense	(454)	(472)
Net income (including non-controlling interests)	2,651	1,486

Interim Financial Statements	49
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2025	2024
Americas
United States [1]	4,509	4,246
Brazil [2]	3,529	3,723
Canada	1,554	1,810
Mexico	1,184	1,470
Argentina	418	523
Others Americas	483	613
Total Americas	11,677	12,385
Europe
Germany	2,884	3,082
France	2,107	2,270
Poland	2,216	2,270
Spain	1,944	2,006
Italy	1,270	1,453
Belgium	769	885
Netherlands	611	700
United Kingdom	824	722
Czech Republic	575	636
Turkey	463	495
Ukraine	280	268
Romania	220	202
Others Europe	2,216	2,171
Total Europe	16,379	17,160
Asia & Africa
South Africa	798	929
Morocco	454	375
Rest of Africa	173	209
China	545	398
South Korea	123	168
India	199	82
Rest of Asia	376	825
Total Asia & Africa	2,668	2,986
Total	30,724	32,531
1.United States include sales from AMTBA and Calvert from April 1, 2025 and June 18, 2025, respectively. See note 3 for further information regarding acquisition.
2.Brazil include sales from Tuper acquired on May 5, 2025. See note 3 for further information regarding acquisition.

50	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2025	2024
Flat products	17,166	18,678
Long products	6,412	6,878
Tubular products	968	976
Mining products	664	660
Others	5,514	5,339
Total	30,724	32,531
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2025 and 2024, respectively:

Six months ended June 30, 2025	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	5,421	4,356	11,587	4,221	—	1,168	26,753
Non-steel sales [1]	283	60	417	230	574	289	1,853
By-product sales [2]	52	86	460	63	—	68	729
Other sales [3]	208	246	699	134	14	88	1,389
Total	5,964	4,748	13,163	4,648	588	1,613	30,724

Six months ended June 30, 2024	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	6,025	4,826	12,173	4,357	—	1,358	28,739
Non-steel sales [1]	177	78	501	292	479	215	1,742
By-product sales [2]	42	83	501	24	—	76	726
Other sales [3]	199	225	668	89	17	126	1,324
Total	6,443	5,212	13,843	4,762	496	1,775	32,531
1.Non-steel sales mainly relate to iron ore, coal, scrap, electricity and hot briquetted iron.
2.By-products sales mainly relate to slag, waste and coke by-products.
3.Others mainly include the Company's operations in Ukraine and South Africa, shipping and other services.

Interim Financial Statements	51
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

NOTE 13 – LEASES
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There were no sale and lease back transactions, no subleases and no restrictions or covenants imposed on the Company's currently effective lease contracts.
Balances for the Company’s lease activities as of June 30, 2025 and December 31, 2024 and for the six month period ended June 30, 2025 and 2024 are summarized as follows:

	June 30, 2025	December 31, 2024
Lease liabilities	1,180	1,034
Right of-use assets:
Land, buildings and improvements	1,026	869
Machinery, equipment and others	371	371
Total right-of-use assets	1,397	1,240

	Six months ended June 30, 2025	Six months ended June 30, 2024
Depreciation and impairment charges:
Land, buildings and improvements	67	73
Machinery, equipment and others	46	39
Total depreciation and impairment charges	113	112

Other lease related expenses:
Interest expense on lease liabilities	29	27
Expenses of short-term leases	68	58
Expenses of leases of low-value assets	49	45
Expenses related to variable lease payments	34	33

Additions to right-of-use assets	132	65
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	111	113

52	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
NOTE 14 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2025	December 31, 2024
Commitments related to purchases of raw materials and energy	12,549	10,082
Guarantees, pledges and other collateral	9,360	10,019
Capital expenditure commitments	1,549	1,542
Other commitments	1,870	1,294
Total	25,328	22,937
Commitments related to purchases of raw materials and energy
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Commitments related to purchases of raw materials and energy included commitments given to associates for 876 and 1,704 as of June 30, 2025 and December 31, 2024, respectively. Commitments given to associates at December 31, 2024 included 798 related to a gas supply agreement with Kryvyi Rih Industrial Gas which was terminated in the first half of 2025. Purchase commitments included commitments given to joint ventures for 2,483 and 719 as of June 30, 2025 and December 31, 2024, respectively. Purchase commitments given to joint ventures included 1,739 at June 30, 2025 with respect to the renewable electricity supply agreement with Ventos de Santo Antônio Comercializadora de Energia ("VdSA"). Purchase commitments given to joint ventures also included 285 and 287 related to Tameh and 409 and 380 related to Enerfos as of June 30, 2025 and December 31, 2024, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 315 and 256 as of June 30, 2025 and December 31, 2024, respectively. Additionally, guarantees of nil and 11 were given on behalf of associates and guarantees of 5,316 and 6,259 were given on behalf of joint ventures as of June 30, 2025 and December 31, 2024, respectively.
Guarantees given on behalf of joint ventures included nil (on June 18, 2025 ArcelorMittal acquired Calvert see note 3) and 1,183 for the guarantees issued on behalf of Calvert, 162 and 186 for the guarantees issued on behalf Al Jubail, 350 and 183 on behalf of VdSA and 270 and 303 in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2025 and December 31, 2024, respectively. Guarantees given on behalf of joint ventures also included 4,144 and 4,038 as of June 30, 2025 and December 31, 2024 corresponding to ArcelorMittal's 60% guarantee of the debt under term loan agreements entered into by the AMNS India joint venture with various Japanese banks.
As of June 30, 2025, pledges and other collateral mainly related to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 197 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 107. Pledges of property, plant and equipment were 68 and 33 as of June 30, 2025 and December 31, 2024, respectively. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 265 and 291 commitments given on behalf of associates as of June 30, 2025 and December 31, 2024, respectively, and 103 and 404 commitments given on behalf of joint ventures as of June 30, 2025 and December 31, 2024, respectively.
Capital expenditure commitments
Capital expenditure commitments relate to commitments with respect to purchases of property, plant and equipment including in context of expansion and improvement projects.
Capital expenditure commitments include 200 and 257 at June 30, 2025 and December 31, 2024, respectively, relating to ArcelorMittal Liberia Ltd's ongoing project commissioning of 20 million tonnes of concentrate sinter fines capacity and associated infrastructure.
Capital expenditure commitments also include 11 and 12 at June 30, 2025 and December 31, 2024, respectively, in connection with the construction of facilities to produce 4.5 million tonnes per annum of DRI quality pellet feed at the Serra Azul iron ore mine (Brazil).
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
As of September 21, 2018 an Environmental Commitment Agreement ("ECA") has been executed between ArcelorMittal Brasil, local government and the Brazilian environment authorities. ArcelorMittal Brasil committed to carry out, until 2026, a series of environmental operational and capital investments with the aim to reduce atmospheric emissions from the Company's Tubarão site. To comply with the ECA requirements, ArcelorMittal Brasil may need to acquire new

Interim Financial Statements	53
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

equipment and change some of its current operating methods and processes. As of June 30, 2025 and December 31, 2024, ArcelorMittal Brasil estimated the underlying costs to implement those investments at 17 and 12, respectively. The non-compliance with ECA would lead to fines amounting to a maximum of 18 and 16 as of June 30, 2025 and December 31, 2024, respectively. On November 19, 2021, following a protocol of intent agreed between the Minas Gerais State Government, ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos De Arame Ltd ("BMB"), ArcelorMittal Brasil committed to carry out capital expenditures at its facilities in Minas Gerais State, besides employment generation. As of June 30, 2025 and December 31, 2024, commitments related to this project were 1,168 and 295, respectively.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 2,865 and 2,897 as of June 30, 2025 and December 31, 2024, respectively, and mainly related to natural gas and electricity. Commitments to sell included 2,781 and 2,787 as of June 30, 2025 and December 31, 2024 relating to the 25-year offtake agreement entered into in 2024 between the Company and AMNS India for the supply of renewable electricity from wind and solar power generation at the Company's facility in Andhra Pradesh (India).
Other
On February 28, 2024, the State of the Grand-Duchy of Luxembourg exercised the right (following an agreement signed between ArcelorMittal, the Fonds d'Urbanisation et d'Aménagement du Plateau de Kirchberg and the State of the Grand-Duchy of Luxembourg on December 20, 2022) to acquire 50% of ArcelorMittal's future new headquarters and related right-of-use of land in the Kirchberg district of the city of Luxembourg. The acquisition price is based on construction cost. On July 31, 2024, ArcelorMittal and the State of the Grand-Duchy of Luxembourg signed a sale compromise pursuant to which this acquisition will be completed at the end of the construction time.

54	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
NOTE 15 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements for the year ended December 31, 2024.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in note 9.3 to the Company's consolidated financial statements for the year ended December 31, 2024.
Tax claims
Brazil
In May 2014, ArcelorMittal Comercializadora de Energia received a tax assessment from the state of Minas Gerais alleging that the company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 39. Following the conclusion of this proceeding at the administrative level, the company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, ArcelorMittal Comercializadora de Energia received an additional tax assessment in the amount of 57, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. Following appeal, the company received a notice from the tax authority in November 2017 that reduced the fees in the second case by 12, due to retrospective application of a new law. In addition, in February 2019, a reduction of the fine by 7 was finalized in the first case due to the retrospective application of a new law. In October 2024, the first case was dismissed unfavorably to ArcelorMittal Brasil, validating the tax assessment and in November 2024, ArcelorMittal Brasil filed a motion for clarification, that was dismissed in May 2025 by the first instance. ArcelorMittal Brasil filed an appeal to the Minas Gerais State Court and is awaiting judgment. In the second case, in July 2024, a favorable decision was granted by the first instance, cancelling the tax assessment, but, as only one of the tax infractions was analyzed, both parties filed a motion for clarification. In October 2024, the State's motion for clarification was granted by the first judicial instance, confirming the tax assessment, and only removing the collection of the fines that exceeds 100% of the tax value, for each penalty. In November 2024, ArcelorMittal Brasil filed a new appeal (motion for clarification) which was dismissed in May 2025 by the first judicial instance. In May 2025, ArcelorMittal Brasil filed an appeal to the Minas Gerais State Court and is awaiting judgment.
In January 2019, ArcelorMittal Sul Fluminense (which merged into ArcelorMittal Brasil in July 2019) filed a challenge against the ICMS (VAT) charged by Rio de Janeiro State on interstate acquisition of electricity power. The company claims the acquisition of electricity to be used in the industrial process is not taxable. Alternatively, the company claims that, if taxed, the acquisition of electricity should be subject to an 18% rate, and not 28% as intended by the State. The amount of the ICMS (VAT) discussed is being monthly deposited in court. In July 2024, the court of first instance ruled a partially favorable decision, reducing the ICMS/VAT rate from 28% to 18%. However, the decision was unfavorable to the company's position that ICMS does not apply to interstate acquisitions of

Interim Financial Statements	55
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)

electrical energy for industrialization purposes. ArcelorMittal Brasil filed a motion for clarification and in September 2024, the motion for clarification was dismissed. In October 2024, ArcelorMittal Brasil filed an appeal to the State Court of Rio de Janeiro. In May 2025, the State Court dismissed the ArcelorMittal Brasil's appeal, maintaining the partially favorable decision issued by the court of first instance. Subsequently, ArcelorMittal Brasil filed a motion for clarification. The total amount of claim as of June 30, 2025 was 75.
In January 2023, ArcelorMittal Brasil received a tax assessment in an amount of 16 for a 50% fine for alleged non-payment of the monthly estimate of CIT related to fiscal year 2018. The Federal Revenue accuses the Company of undue offsetting of CIT credits paid in Venezuela from 2010 to 2014 when calculating the monthly IRC estimate for 2018. In February 2023, ArcelorMittal Brasil filed its defense. In September 2023, the first instance of the Administrative Court ruled against the company and ArcelorMittal Brasil filed an appeal. On September 11, 2024, the second instance of the Tax Administrative Court (CARF) began the trial of the company's appeal. In November 2023, ArcelorMittal Brasil received a new tax assessment of 60. The Federal Revenue accuses the company of allegedly undue offsetting of CIT credits paid in Venezuela from 2010 to 2014 and offset by ArcelorMittal Brasil in 2018. In December 2023, the company filed an administrative defense. In June 2024, the first instance of the Administrative Court decided unfavorably to the appeal filed by the company. In July 2024, the company filed an appeal. In July 2025, the hearing for the first case (16) took place, where the second instance of the Administrative Court ruled unfavorably to the company. ArcelorMittal Brasil has yet to be formally notified of this decision and is considering its position.
Mexico
In October 2018, the Mexican Tax Administration Service issued a tax assessment to ArcelorMittal Las Truchas, with respect to 2013 due to: (i) improper interest deductions relating to certain loans (ii) non-deduction of advanced rent payments and (iii) non-deduction of rolling roll expenses. In November 2018, ArcelorMittal Las Truchas filed an administrative appeal before the Administrative Authority on Federal Tax Matters, which was rejected in June 2019 and is being appealed. Therefore, in August 2019, ArcelorMittal Las Truchas filed an annulment complaint before a Federal Administrative and Tax Court. In June 2023, the Federal Administrative and Tax Court ruled against the annulment claim. In July 2023, ArcelorMittal Las Truchas filed an appeal before the Court of Appeal. On April 30, 2025, ArcelorMittal Las Truchas withdrew its appeal from the
Court and agreed to pay 75, which included reduction of penalties and interest, as prescribed on the local regulations.
Other Legal claims
Brazil
In 2015, the SINDIMETAL (employees’ union) filed a lawsuit against ArcelorMittal Brasil to annul all the collective labor agreements related to 12-hour work shifts. The case impacts a group of approximately 2,500 employees. In July 2022, the Supreme Court decided a leading case, not involving ArcelorMittal Brasil, that may favorably impact ArcelorMittal Brasil's case. In April 2025, the Superior Labor Court decided to uphold the Regional Labour Court’s decision, which is unfavorable to the company. In May 2025, the company filed an extraordinary appeal to the Supreme Federal Court against the unfavorable decision issued by the Superior Labor Court. The estimated amount of claim is 72.
In June 2017, Centrais Elétricas de Santa Catarina S.A. and Celesc Distribuicao S.A. ("CELESC") filed a lawsuit for 55 against ArcelorMittal Brasil for the payments made by CELESC in the construction of the power transmission line that supplies the Vega plant. In April 2019, the court of first judicial instance passed a judgement upholding CELESC’s request. In November 2019, the company filed an appeal in the court of second instance. In September 2021, the Santa Catarina Court of Justice partially upheld the company’s challenge. In April 2024, ArcelorMittal Brasil filed an appeal to the Superior Court of Justice. The Santa Catarina State Court of Appeal stayed the appeal pending the Brazilian Supreme Court’s ruling on a similar issue in another case. In October 2024, the State Court of Appeal has since reconsidered the decision to suspend, and the court is going to proceed with the analysis of the admissibility of the company’s appeal.
On March 30, 2022, Votorantim S.A. ("Votorantim") exercised the put option right it has under its shareholders’ agreement with the Company to sell its entire equity interest in ArcelorMittal Brasil to the Company, following the acquisition of Votorantim's long steel business in Brazil in 2018. There is a dispute between the parties as to the value of the put option. Votorantim has valued the put option at BRL 5.825 billion (i.e. 1,067). In September 2022, Votorantim commenced an arbitration against ArcelorMittal Brasil seeking the full amount of its valuation of the put option, reduced by the undisputed amount ArcelorMittal Brasil accepted as the value of the put option and which was paid in January 2023 for 179. The parties have filed their respective statements of defense and rejoinders in the arbitration. Votorantim claimed in its rejoinder an additional amount of BRL 144 million (i.e. 26). The arbitration hearing took place in October 2024. In June 2025, the parties reached a settlement to the dispute. In July 2025, the Tribunal issued the consent award, whereby ArcelorMittal Brasil will pay a

56	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2025
(in millions of U.S. dollar, except share and per share data)
settlement amount totaling approximately 546 over a period of 3 years.
Poland
In October 2024, ArcelorMittal Global Holding S.à.r.l., ArcelorMittal Poland S.A. and ArcelorMittal Long Products Europe Holding S.à.r.l. were served with a Request for Arbitration filed by Tauron. The dispute arises out of the exercise of put-options in Tameh, a joint venture between the Company and Tauron. The Company's reply to the summons was filed on October 30, 2024. Each party claims to have exercised an effective put- option, which the other party disputes. Tauron seeks the payment of 165 (PLN 598 million) for its 50% shareholding in Tameh. In the response, the Company filed a counterclaim against Tauron for the same amount. Tribunal selection has been finalized and the first procedural hearing was held in June 2025. The Tribunal has also approved Tauron’s request to join ArcelorMittal Investment Management Poland as an additional respondent given it was a shareholder in Tameh.
Canada
In April 2025, two hundred charges of environmental violations were brought by the Federal Authorities against ArcelorMittal Canada Inc. under the Fisheries Act. These violations were allegedly committed between 2014 and 2022. ArcelorMittal Canada Inc. is defending the actions and the first procedural hearing took place in July 2025. A further case management conference will take place in September 2025.

Exhibit Index

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: August 1, 2025

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary